 As filed with the Securities and Exchange Commission on August 8, 2018

Registration No. ____________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-1/A
Amendment 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

X RAIL ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State of other jurisdiction of incorporation)

4700
Primary Standard Industrial Classification Code Number

88-0203182
I.R.S. Employer Identification Number

9480 S. Eastern Ave. Suite 205 Las Vegas, NV 89123 702-583-6715
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael Barron
Chief Executive Officer
9480 S. Eastern Ave. Suite 205
Las Vegas, NV  89123
702-583-6715
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick C. Bauman
Bauman & Associates Law Firm
6440 Sky Pointe Dr., Ste. 140-149
Las Vegas, NV 89131
702-533-8372

(COVER CONTINUES ON FOLLOWING PAGE) From time to time after the effective date of this registration statement. (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Non-accelerated filer	☐

Accelerated filer	☐	Smaller reporting company	☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

 The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Aggregate Maximum Offering Price	Amount of Registration Fee (3)(4)
Common stock, $.00001 par value	689,754,888	$.0002	$137,951	$17.25

(1) 689,754,888 shares of our common stock are being registered by the Company.
(2)  Price per share shown is the low price reported in the consolidated reporting system as reported on the OTC Markets OTC Pink on July 25, 2018.
(3)  Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, as amended.
(4)  The fee was paid on the original S-1 filed on January 12, 2018.

PRELIMINARY PROSPECTUS, SUBJECT TO COMPLETION, DATED AUGUST 8, 2018

X RAIL ENTERTAINMENT, INC.

689,754,888 Shares of Common Stock

Offered by  the Company

This prospectus relates to 689,754,888 shares of our common stock offered by the Company at a fixed price of $0.0002 per share. For more information, please see the section of this prospectus titled "Plan of Distribution" beginning on page 35.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

Investing in our common stock involves a high degree of risk.  You should consider carefully the risk factors beginning on page 10 of this prospectus before purchasing any of the shares offered by this prospectus.

Our common stock is quoted on the OTC Pink under the symbol "XREE". The last reported sale price of our common stock on the OTC Pink on July 26, 2018, was $0.0003 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 8, 2018

You may only rely on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus is correct as of any time after its date.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Before investing in our common stock, you should read this entire offering carefully, especially the sections entitled "Risk Factors" beginning on page 6 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 35, as well our financial statements and related notes included elsewhere in this prospectus.

As used in this prospectus, references to "the Company," "XREE", "we", "our," "ours" and "us" refer to X Rail Entertainment, Inc., and its subsidiaries, unless otherwise indicated.

Company Overview

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, currently in the planning stages, will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, which is a rail excursion from metropolitan areas to wine regions, and Club X Train, currently in the planning stages, will be a riders membership club for X Train customers.

X Train

The X Train will be an excursion passenger rail service between Los Angeles and Las Vegas. We expect service to begin in September 2018. XREE plans to have its casino guests ride the exclusive train service and to manage the host activity of its guests throughout their stay in the resort/casino. We anticipate that, in addition to the service between Los Angeles and Las Vegas, future X Train runs will be added in the coming years.

We expect to operate the X Train as an Amtrak train listed on the Amtrak national timetable. X Train will provide a complete bundled package of services including ticket, rooms and transfers to & from the station and weekend events such as access to nightclubs, golf outings and restaurants. It will be scheduled as a Friday through Sunday service with passengers in Los Angeles boarding the train at Union Station and arriving at a new station to be built in Las Vegas and owned and operated by the X Train. Only the X Train will be able to use our station in Las Vegas. A typical X Train will carry 10 passenger cars and will include food service and will carry on average, 500 passengers per trip. This number can be increased by adding more cars to the route.

Our LA to Vegas business plan emanates from a regional transportation feasibility study published in 2007, which suggested that a well-run rail service between Los Angeles and Las Vegas could garner up to 30% of the approximately 12 million passengers who regularly drive between these two metropolitan areas. See: www.rtcsouthernnevada.com. We believe that with our current business plan, we would be able to break-even, on an operating basis, with approximately 2,000 riders per year.

To commence commercial service of the Los Angeles to Las Vegas route, we will need to negotiate and secure the necessary rights, equipment and facilities. These items include: securing a regularly scheduled train agreement from Amtrak to operate our excursion service on a weekly basis beginning with one round trip train per week and increasing to six round trips per week over the next several years as demand dictates, securing operating rights to run our trains over tracks owned by private railroads, obtaining the capability to operate train equipment safely and in conformity with applicable government regulations, and purchasing or leasing appropriate locomotive and passenger cars designed to move passengers over the route in comfort and securing leases on terminal facilities and passenger depots in Los Angeles and in Las Vegas. We expect the X Train to begin running in January 2019.

X Wine Railroad

The Company's X Wine Railroad service from LA Union Station to Santa Barbara California ran on a scheduled basis, once a month on Saturdays, with individual riders (retail) as well as charters for corporate outings and special events (corporate). The X Wine Railroad provides a unique wine tasting experience to riders who take the train aboard special period classic railcars and an excursion to the Los Olivos wine area of Southern California. Over 250 private wineries reside in the area and the X Wine Railroad provides private access to these vineyards on an exclusive basis. Ticket prices are $369 per person, all inclusive. Since February 2017 this train has run once and the Company expects to continue to run this train intermittently, depending on demand. X Wine provides an all-inclusive day trip including a gourmet breakfast, wine tasting in the wineries, wine and cheese lunch at the wineries, and a gourmet dinner on the train's return trip.

Club X Train

Club X Train, which is still in the planning stage, will be a one stop shop for all Las Vegas rooms, activities, tours, show tickets and packages. Las Vegas shows, hotel rooms, tours, nightclubs and attractions will all available for members of ClubXTrain.com. This will be the only site riders need to plan their Vegas vacation getaway.

We anticipate that when a customer purchases a train ticket on either the X Train (once it commences operations) or any of the X Wine Railroad excursions, such tickets will include enrollment in our Club X membership club. Members will receive points from each excursion they ride and will be provided discounts on products and services we provide. The more they ride, the more points they will receive. Club X train will be the customer's ticket within Vegas for access to nightclubs, hosted bottle service, pool parties, gentlemen's clubs and the Club X Train Crawl: a high end to visiting three nightclubs in one night. Customers will outline their desired plan for the evening and Club X Train will take care of arranging all the details.  We expect to commence offering Club X Train service when the X Train commences running, currently anticipated to be January 2019.

Implications of Being an Emerging Growth Company

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●
being permitted to present two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure;

●	reduced disclosure about our executive compensation arrangements;

●	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements; and

●	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the last day of the fiscal year in which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior September 30th. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

Where You Can Find Us

The company website is www.xrailentertainment.com and our booking website is www.vegasxtrain.com. The X Wine Railroad site is www.winerailroad.com The Club X Train website is www.clubxtrain.com. The contents of these websites are not incorporated into this prospectus.  X Train Vacations, is a licensed IATAN travel agency, owned by X Rail Entertainment, Inc.

About This Offering

This prospectus covers 689,754,888 shares of common stock. being offered by the Company.

RISK FACTORS

An investment in the Company's common stock involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. Our business, operating results and financial condition could be harmed and the value of our stock could go down as a result of these risks. This means you could lose all or a part of your investment.

Risks Related to Our Business

We have an unproven business model and a limited operating history upon which an evaluation of our prospects can be made.

Our future operations are contingent upon generating revenues and raising capital for operations.  Because we have a limited operating history, it is difficult to evaluate our business and future prospects and there are substantial risks, uncertainties, expenses and difficulties that we are subject to. There can be no assurance that at this time we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. Investors must consider the risks and difficulties frequently encountered by early stage companies. We cannot be certain that our business strategy will be successful or that we will successfully address the risks we face. In the event that we do not successfully address these risks, our business, prospects, financial condition, and results of operations could be materially and adversely affected.

We have a history of losses and can provide no assurance of our future operating results.

We began to generate revenues in January 2017.  For the three months ended March 1, 2018 we had a loss of $2,056,256. For the years ended December 31, 2017 and December 31, 2016, we incurred net losses of $7,385,372 and $2,567,469. As of March 31, 2018, we had an aggregate accumulated deficit of $17,407,789.

Our independent registered auditors have expressed substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended December 31, 2017 and 2016, include an explanatory paragraph that such financial statements were prepared assuming that we would continue as a going concern. As discussed in Note 2 to the financial statements for the years ended December 31, 2017 and 2016, included with this prospectus, because of our lack of revenue and capital deficiency there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to continue as a going concern, shareholders may lose their entire investments.

We will need to raise additional capital to fund our business.

We will need to raise additional capital to fund our operations and capital expenditures, as we have not yet generated revenues. We estimate that we will need to raise $5 million to fund our plan of operations for the next 12 months, including the payment of rail access fees and pre-paid haulage fees to Amtrak and the railroads upon which we will be operating. Such additional funding may not be available on terms acceptable to the Company, or at all. Any additional equity financing we raise may involve substantial dilution to the existing shareholders.

Implementation of our business plan depends upon our ability to enter into key contracts with certain key providers providing rights and services that are critical to our business plan.

To execute our business plan we must enter into and maintain key contracts with certain key providers including:

•	Amtrak for haulage agreement; and

•	Union Pacific for access to their railroad;

We have entered into an MOU with Amtrak but have not yet executed an agreement with Union Pacific Railroad. There can be no assurances that we will enter into key contracts or that the key contracts will be on terms that are acceptable to us. Our ability to maintain and build relationship with our key providers will be critical to our success. Even if we enter into key contracts with our key providers, we may not be able to preserve relationships and if any of these key providers reduce their commitment to us, terminate their agreements with us or enter into similar agreements with our competitors, this will have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition to the key contracts discussed above, our plans for growth and expansion may rely significantly on other agreements with other railroads and third parties, including joint ventures, strategic alliances and marketing agreements. Our ability to provide comprehensive rail service to our future customers will depend in large part upon our ability to enter into and maintain these other agreements and upon the performance of the obligations under the agreements by the other railroads and third parties.

If we commence commercial operations of the X-Train service, if sufficient numbers of travelers do not utilize our service, our business, prospects, financial condition and results of operations will be adversely affected.

Our business model depends on our ability to provide an alternative means of transportation between Los Angeles and Las Vegas. If we commence commercial operations of the X-Train service, utilization of our service will depend upon the adoption of our service by leisure travelers as a viable alternative to existing options. We cannot assure you that leisure travelers will accept our service as a replacement for traveling by car or by airplane. Achieving market acceptance for the X-Train service will require substantial sales and marketing efforts and the expenditure of significant financial and other resources to create awareness and demand by leisure travelers. If we fail to achieve broad acceptance of the X-Train service or if we fail to position X-Train as a preferred method for travel, our business, prospects, financial condition and results of operations will be adversely affected.

Our business model depends on leisure travel demand on the route from the Los Angeles area to Las Vegas. Any significant downturn in the Las Vegas travel market could have a material adverse effect on our financial condition, results of operations, or cash flows.

According to the Las Vegas Convention Visitor Authority (LVCVA), there were approximately 38.9 million travelers to Las Vegas from the Southern California region in 2011. If demand for rail travel does not keep up with amount of service offered, competitive pressure may cause reductions in average fare price.

The Las Vegas region also faces competition with legalized gaming from casinos located on Native American tribal lands. Native American tribes in California are permitted to operate casinos with video gaming machines, black jack and house-banked card games. The governor of California has entered into compacts with numerous tribes in California and has executed a number of compacts with no limits on the number of gaming machines, which was limited under the prior compacts. The federal government has approved numerous compacts in California and casino-style gaming is now legal on those tribal lands. While the competitive impact on our operations in Las Vegas from the continued growth of Native American gaming establishments in California remains uncertain, the proliferation of gaming in California could have an adverse effect on Las Vegas travel and thus on our results of operations.

In addition, certain states have legalized, and others may legalize, casino gaming in specific areas, including metropolitan areas from which we would traditionally seek to attract customers, such as New York, Los Angeles, San Francisco and Boston. In October 2001, the New York legislature approved a bill for expanded casino gaming on Native American reservations and video lottery terminals at certain race tracks. In 2003 and 2004, Maine and Pennsylvania, respectively, approved legislation legalizing slot machines or similar electronic gaming devices at certain locations, although such legislation has not been implemented yet. A number of states have permitted or are considering permitting gaming at "racinos," on Native American reservations and through expansion of state lotteries. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to the Las Vegas area by attracting customers close to home and away from Las Vegas, which could adversely affect the demand for travel to Las Vegas and thereby affect our financial condition, results of operations or cash flows.

Severe weather and natural disasters could disrupt normal business operations, which would result in increased costs and liabilities and decreases in revenues.

Our success will be dependent on our ability to operate a railroad system efficiently. Severe weather and natural disasters, such as tornados, flooding and earthquakes, could cause significant business interruptions and result in increased costs and liabilities and decreased revenues. In addition, damages to or loss of use of significant aspects of our infrastructure due to natural or man-made disruptions could have an adverse effect on our operating results, financial condition or liquidity for an extended period of time until repairs or replacements could be made. Additionally, during natural disasters, our workforce may be unavailable, which could result in further delays. Extreme swings in weather could also negatively affect the performance of locomotives and rolling stock.

Operational dependencies may adversely affect our results of operations, financial condition or liquidity.

 Due to the integrated nature of the United States' freight transportation infrastructure, our future operations may be negatively affected by service disruptions of other entities such as ports and other railroads which we will interact with and the Class I railroads we will need to interact with Amtrak and Union Pacific, neither of which we yet have an agreement with. A significant prolonged service disruption of one or more of these entities could have an adverse effect on our results of operations, financial condition or liquidity.

 Acts of terrorism or war, as well as the threat of war, may cause significant disruptions in our business operations.

Terrorist attacks and any government response to those types of attacks and war or risk of war may adversely affect our results of operations, financial condition or liquidity. Our proposed use of the Class I railroad rail lines and facilities could be direct targets or indirect casualties of an act or acts of terror, which could cause significant business interruption and result in increased costs and liabilities and decreased revenues, which could have an adverse effect on operating results and financial condition. Such effects could be magnified if releases of hazardous materials are involved. Any act of terror, retaliatory strike, sustained military campaign or war or risk of war may have an adverse impact on our operating results and financial condition by causing unpredictable operating or financial conditions, including disruptions of our host railroads or connecting rail lines, loss of critical customers or partners, volatility or sustained increase of fuel prices, fuel shortages, general economic decline and instability or weakness of financial markets. In addition, insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically, the coverage available may not adequately compensate us for certain types of incidents and certain coverage may not be available to us in the future.

We expect to depend on the stability and availability of our information technology systems.

We expect to rely on information technology in all aspects of our business. A significant disruption or failure of our information technology systems could result in service interruptions, revenue collection disruptions, safety failures, security violations, regulatory compliance failures and the inability to protect corporate information assets against intruders or other operational difficulties. Although we anticipate taking steps to mitigate these risks, a significant disruption could adversely affect our results of operations, financial condition or liquidity. Additionally, if we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition or liquidity.

We may in the future become subject to various claims and lawsuits, and increases in the amount or severity of these claims and lawsuits could adversely affect our operating results, financial condition and liquidity.

As part of our proposed railroad operations, we may become exposed to various claims and litigation related to commercial disputes, personal injury, property damage, environmental liability and other matters. Personal injury claims by our employees and those of the host railroads are subject to the Federal Employees' Liability Act (FELA), rather than state workers' compensation laws. We believe that the FELA system, which includes unscheduled awards and a reliance on the jury system, can contribute to increased expenses. Other proceedings include claims by third parties for punitive as well as compensatory damages, and a few proceedings purport to be class actions. Developments in legislative and judicial standards, material changes to litigation trends, or a catastrophic rail accident or series of accidents involving any or all of property damage, personal injury, and environmental liability could have a material adverse effect on our operating results, financial condition and liquidity.

We expect that most of our future host railroad employees will be represented by unions, and failure to negotiate reasonable collective bargaining agreements may result in strikes, work stoppages or substantially higher ongoing labor costs.

We expect that a significant majority of the Class I railroads employees that we plan to employ will be union-represented. These union employees work under collective bargaining agreements with various labor organizations. Wages, health and welfare benefits, work rules and other issues have traditionally been addressed through industry-wide negotiations. If we or our Class I railroad partners are unable to negotiate acceptable new agreements, it could result in strikes by the affected workers, loss of business and increased operating costs as a result of higher wages or benefits paid to union members, any of which could have an adverse effect on our operating results, financial condition or liquidity.

The unavailability of qualified personnel in the future could adversely affect our operations.

Changes in demographics, training requirements and the unavailability of qualified personnel, particularly engineers and trainmen, could negatively impact our future ability to meet demand for rail service. Recruiting and retaining qualified personnel, particularly those with expertise in the railroad industry, will be vital to our future operations. Unpredictable increases in demand for rail services may exacerbate the risk of not having sufficient numbers of trained personnel, which could have a negative impact on operational efficiency and otherwise have a material adverse effect on our operating results, financial condition or liquidity.

We will need to increase the size of our organization, and may experience difficulties in managing growth.

We are a small company with a minimal number of employees. With the start of our planned principal activities, we expect to experience a period of significant expansion in headcount, facilities, infrastructure and overhead and anticipate that further expansion will be required to address potential growth and market opportunities. Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate managers. Our future financial performance and our ability to compete effectively will depend, in part, on our ability to manage any future growth effectively.

The loss of any of our executive officers, directors or key personnel would likely have an adverse effect on our business.

Our future success will depend to a significant extent on the continued services of our senior management and other key personnel, particularly Michael A. Barron.  The loss of the services of Mr. Barron or other key employees or directors would also likely have an adverse effect on our operations.

Risks Related to Our Industry

Changes in government policy could negatively impact demand for our future services, impair our ability to price our future services or increase our costs or liability exposure.

Changes in United States government policies could change the macroeconomic environment and affect demand for our future services. Developments and changes in laws and regulations as well as increased economic regulation of the rail industry through legislative action and revised rules and standards applied by the U.S. Surface Transportation Board in various areas, including rates, services and access to facilities could adversely impact our ability to determine prices for rail services and significantly affect the revenues, costs and profitability of tour business. Additionally, because of the significant costs to maintain our future rail network, an increase in expenditures related to the maintenance of the rails owned by the Class I railroads could hinder our ability to maintain, improve or expand the rail network, facilities and equipment in order to accept or handle any increased demand. Federal or state spending on infrastructure improvements or incentives that favor other modes of transportation could also adversely affect any future revenues.

Our success depends on our ability to continue to comply with the significant federal, state and local governmental regulations to which we are subject.

We are or will be subject to a significant amount of governmental laws and regulation with respect to our practices, taxes, railroad operations and a variety of health, safety, labor, environmental and other matters. Failure to comply with applicable laws and regulations could have a material adverse effect on us. Governments may change the legislative and/or regulatory framework within which we operate without providing us with any recourse for any adverse effects that the change may have on its business. For example, federal legislation enacted in 2008 mandates the implementation of positive train control technology by December 31, 2015, on certain mainline track where intercity and commuter passenger railroads operate and where toxic-by-inhalation hazardous materials are transported. This type of technology is new and deploying it across our host railroads' infrastructure may pose significant operating and implementation risks and could require significant capital expenditures.

We are subject to stringent environmental laws and regulations, which may impose significant costs on its business operations.

Our operations are or will be subject to extensive federal, state and local environmental laws and regulations concerning, among other things, emissions to the air; discharges to waters; the generation, handling, storage, transportation and disposal of waste and hazardous materials; and the cleanup of hazardous material or petroleum releases. Changes to or limits on carbon dioxide emissions could result in significant capital expenditures to comply with these regulations with respect to any diesel locomotives, equipment, vehicles and other machinery that we may operate.  Emission regulations could also adversely affect fuel efficiency and increase operating costs. Further, local concerns on emissions and other forms of pollution could inhibit our ability to build facilities in strategic locations to facilitate growth and efficient operations. In addition, many land holdings are and have been used for industrial or transportation-related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. We may in the future be subject to allegations or findings to the effect that we have violated, or are strictly liable under, these laws or regulations. Any future operating results, financial condition or liquidity could be adversely affected as a result of any of the foregoing, and we may be required to incur significant expenses to investigate and remediate environmental contamination.

Fuel supply availability and fuel prices may adversely affect our results of operations, financial condition or liquidity.

Fuel supply availability could be impacted as a result of limitations in refining capacity, disruptions to the supply chain, rising global demand and international political and economic factors. A significant reduction in fuel availability could increase fuel costs resulting in reduced margins. Each of these factors could have an adverse effect on our operating results, financial condition or liquidity. If the price of fuel increases substantially, we may be able to offset a significant portion of these higher fuel costs through a fuel surcharge program or increase in ticket prices, which may result in loss of customers.

Downturns in the economy could adversely affect demand for our future services.

Significant, extended negative changes in domestic and global economic conditions that impact future customers transported by us and may have an adverse effect on our operating results, financial condition or liquidity. Declines in economic growth and the United States travel industry all could result in reduced revenues.

Negative changes in general economic conditions could lead to disruptions in the credit markets, increase credit risks and could adversely affect our financial condition or liquidity.

Challenging economic conditions may not only affect future revenues due to reduced demand for many goods and services, but could result in payment delays and increased credit risk. Railroads are capital-intensive and we may need to finance a portion of the building and maintenance of infrastructure as well as locomotives and other rail equipment. Economic slowdowns and related credit market disruptions may adversely affect our cost structure, our timely access to capital to meet financing needs and costs of its financings.

Risks Related to Our Common Stock

A large percentage of our stock is owned by relatively few people, including officers and directors.

As of December 31, 2017, our officers and directors beneficially owned approximately 42% of our outstanding common stock.  If you purchase shares, you may be subject to certain risks due to the concentrated ownership of our common stock.  For example, these stockholders could, if they were to act together, affect the outcome of stockholder votes, which could, among other things, affect elections of directors, delay or prevent a change in control or other transaction that might be beneficial to you as a stockholder.
.

We have not paid dividends on common stock in the past and do not expect to pay dividends in the foreseeable future.  Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.  The payment of dividends on our common stock would depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant.  If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is a limited market for our common stock which may make it more difficult to dispose of your stock.

Our common stock is currently quoted on the OTC Pink under the symbol "XREE".  There is a limited trading market for our common stock.  As a result, investors may find it difficult to dispose of, or to obtain accurate quotations of the price of, our common stock, which may adversely affect the market price of our common stock. A limited market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or assets by using common stock as consideration. There can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

The price of our common stock is volatile, which may cause investment losses for our stockholders.

The market for our common stock is highly volatile. The trading price of our common stock on the OTC Pink is subject to wide fluctuations in response to, among other things, quarterly variations in operating and financial results, and general economic and market conditions. In addition, statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to our market or relating to us could result in an immediate and adverse effect on the market price of our common stock. The highly volatile nature of our stock price may cause investment losses for our shareholders. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management's attention and resources.

Additional stock offerings may dilute current stockholders.

Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Shares eligible for future sale may adversely affect the market.

From time to time, certain of our stockholders may be eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to this prospectus or Rule 144 promulgated under the Securities Act, subject to certain limitations. In general, pursuant to Rule 144, non-affiliate stockholders may sell freely after six months subject only to the current public information requirement. Affiliates may sell after six months subject to the Rule 144 volume, manner of sale (for equity securities), current public information and notice requirements. Any substantial sales of our common stock pursuant to this prospectus or Rule 144 may have a material adverse effect on the market price of our common stock. Such shares may include shares issuable pursuant to convertible debt or exercise of warrants. As of December 31, 2017, there are 39,167,080 shares of our common stock issuable upon conversion of outstanding convertible debt and 14,978,000 shares issuable upon exercise of outstanding warrants.

Our common stock may be considered a "penny stock" and is subject to additional sale and trading regulations that may make it more difficult to buy or sell.

We anticipate that our common stock may be considered to be a "penny stock" and securities broker-dealers participating in sales of common stock will be subject to the "penny stock" regulations set forth in Rules 15g-2 through 15g-9 promulgated under the Exchange Act. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

As an issuer of "penny stock", the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, if our common stock is considered a penny stock, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

We have not yet assessed the effectiveness of our disclosure controls and procedures or our internal control over financing reporting. If we are unable to favorably assess the effectiveness of our disclosure controls or our internal control over financial reporting, our stock price could be adversely affected.

We have not yet assessed the effectiveness of our disclosure controls and procedures or our internal control over financial reporting. Following the effectiveness of the registration statement of which this prospectus forms a part, our management will be required to report on the effectiveness of our disclosure controls and procedures in each of our quarterly reports, and our internal control over financial reporting in each of our annual reports. Our management will need to provide a report on our internal control over financial reporting commencing with our first annual report after we have been required to file an annual report with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year, which we anticipate will be our annual report for the year ended December 31, 2018. We may not be able to favorably assess the effectiveness of our disclosure controls and procedures or our internal control over financial reporting. If this occurs, investor confidence and our stock price could be adversely affected.

We are an "emerging growth company" and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, and we have elected to take advantage of this extended transition period. In other words, as an emerging growth company, we have elected to take advantage of the provision of the JOBS Act allowing us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We are also currently able to take advantage of certain of these exemptions as a smaller reporting company. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenue of $1.0 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

FORWARD-LOOKING STATEMENTS

The information contained in this prospectus, includes some statement that are not purely historical and that are "forward-looking statements." Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition and results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

USE OF PROCEEDS

Proceeds from sale of the 689,754,888 shares will be used for General Operating Expenses and Working Capital, as follows:

Description	If 25% shares sold	If 50% shares sold	If 75% shares sold	If 100% shares sold
	Fees	Fees	Fees	Fees
SEC reporting and compliance	$7,500.00	$7,500.00	$7,500.00	$7,500.00
Travel/Legal/Deposits	$5,000.00	$10,000.00	$20,000.00	$30,000.00
Working Capital	$6,988.00	$25,161.00	$40,963.00	$50,451.00
Marketing, SEO,Promotion	$15,000.00	$26,314.00	$35,000.00	$50,000.00
Total	$34,488.00	$68,975.00	$103,463.00	$137,951.00

DESCRIPTION OF BUSINESS

X Rail Entertainment, Inc. is a Nevada corporation, originally formed as a Utah corporation under the name State Cycle, Inc. on August 7, 1974. We moved the corporation to the state of Nevada and changed our name to X Rail Enterprises, Inc. on November 5, 2015, at which time our primary business changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services. Effective November 4, 2017, we changed our name to X Rail Entertainment, Inc.

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, which will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, which is a rail excursion from metropolitan areas to wine regions, and Club X Train, a riders membership club for X Train customers.

X Train

The X Train is an excursion passenger rail service between Los Angeles and Las Vegas. We expect service to begin in January 2019. XREE plans to have its casino guests ride the exclusive train service and to manage the host activity of its guests throughout their stay in the resort/casino. We anticipate that, in addition to the Los Angeles to Las Vegas line, future X Train runs will be added in the coming years.

We anticipate running the X Train as an Amtrak train that will be listed on the Amtrak national timetable. X Train will provide a complete bundled package of services including ticket, rooms and transfers to & from the station and weekend events such as access to nightclubs, golf outings and restaurants. It will be scheduled as a Friday through Sunday service with passengers in Los Angeles boarding the train at Union Station and arriving at a new station to be built in Las Vegas and owned and operated by the X Train. Only the X Train will be able to use our station in Las Vegas. A typical X Train will consist of 10 passenger cars including food service and will carry on average, 500 passengers per trip. This number can be increased by adding more cars to the route.

Our LA to Vegas business plan emanates from a regional transportation feasibility study published in 2007, which suggested that a well-run rail service between Los Angeles and Las Vegas could garner up to 30% of the approximately 12 million passengers who regularly drive between these two metropolitan areas. See: www.rtcsouthernnevada.com. We believe that with our current business plan, we would be able to break-even, on an operating basis, with approximately 2,000 riders per year.

X Wine Railroad

The Company's X Wine Railroad service from LA Union Station to Santa Barbara California ran on a scheduled basis, once a month on Saturdays, with individual riders (retail) as well as charters for corporate outings and special events (corporate). The X Wine Railroad provides a unique wine tasting experience to riders who take the train aboard special period classic railcars and an excursion to the Los Olivos wine area of Southern California. Over 250 private wineries reside in the area and the X Wine Railroad provides private access to these vineyards on an exclusive basis. Ticket prices are $369 per person, all inclusive. Since February 2017 this train has run once and the Company expects to continue to run this train intermittently, depending on demand. X Wine provides an all-inclusive day trip including a gourmet breakfast, wine tasting in the wineries, wine and cheese lunch at the wineries, and a gourmet dinner on the train's return trip.

Club X Train

Club X Train will be a one stop shop for all Las Vegas rooms, activities, tours, show tickets and packages. Las Vegas shows, hotel rooms, tours, nightclubs and attractions are all available as a member of ClubXTrain.com. This will be the only site riders need to plan their Vegas vacation getaway. Club X Train has the best Las Vegas deals and specials, too.

We anticipate that when a customer purchases a train ticket on either the X Train (once it commences operations) or any of the X Wine Railroad excursions, such tickets will include enrollment in our Club X membership club. Members will receive points from each excursion they ride and will be provided discounts on products and services we provide. The more they ride, the more points they will receive. Club X train will the customer's ticket within Vegas for access to nightclubs, hosted bottle service, pool parties, gentlemen's clubs and the Club X Train Crawl: a high end to visiting three nightclubs in one night. Customers will outline their desired plan for the evening and Club X Train will take care of arranging all the details.  We expect to commence offering Club X Train service when the X Train commences running, currently anticipated to be January 2019.

Plan of Operations

The X Train

On February 11, 2016, the Company entered into share exchange agreements with some shareholders of Las Vegas Railway Express, Inc. ("Las Vegas Rail"). Las Vegas Rail had developed a brand identity in its development of a passenger train service from Los Angeles to Las Vegas, called the X Train. X Rail Entertainment, Inc. was formed to enter into an agreement with selected shareholders of Las Vegas Rail to exchange the stock of the Company for certain shares of Las Vegas Rail. In addition, the Company executed a license agreement with XTRN to pay a royalty of 5% of the gross revenues generated by the Company's operation of the X Train brand services including the operating name of Las Vegas Railway Express. Accordingly the Company owns the right to use Las Vegas Railway Express and the X Train brand and logo, which it acquired under the license agreement.

Under the licensing agreement X Rail Entertainment Inc. operates an excursion passenger rail service also known as the X Train that will run between Los Angeles and Las Vegas. Service is expected to begin in 2018. The Company plans to have its casino guests ride this exclusive train service and manage a host of activities for its guests throughout their stay in the resorts and casinos in Las Vegas.

Accordingly, the Company plans to operate an excursion passenger rail service between Los Angeles and Las Vegas. The service will operate as an Amtrak train on the Union Pacific Railroad, BNSF railroad and Metrolink railroad under Amtrak's access entitlement. The X Train will be stored in Amtrak's 8th Street yard in Los Angeles and the consist will be assembled there by Amtrak switching engines. Each consist will be made up of unique privately owned custom railcars which the Company will lease based on demand for that particular weekly service. Each train will consist of 10 railcars with a total capacity of approximately 444 passengers.

Arrival into Las Vegas is planned to be at the train station we will construct in downtown Las Vegas at the Plaza Hotel. The train station, has not yet been constructed. The station is being built by R & O Construction of Ogden Utah and is expected to have a temporary platform completed by September 2018 and a final structure completed by December 2018.

At arrival, passengers will disembark the rail cars and immediately board a limo or tour bus to take them to the property where they are staying. All accommodations and activities planned for the weekend stay will be booked via the X Train booking center in Las Vegas. Weekend VIP and club hop services will be coordinated through Red Carpet VIP or Niteclubs.com for niteclub and outings. Passengers will be picked up at their hotels on Sunday at noon for a 2 pm departure back to Los Angeles Union Station where the weekend experience is concluded.

To commence commercial service on the Las Angeles to Las Vegas route, we will need to negotiate and secure the necessary rights, equipment and facilities. These items include: securing a regularly scheduled train agreement from Amtrak to operate our excursion service on a weekly basis beginning with one round trip train per week and increasing to six round trips per week over the next several years as demand dictates, securing operating rights to run our trains over tracks owned by private railroads, obtaining the capability to operate train equipment safely and in conformity with applicable government regulations, and purchasing or leasing appropriate locomotive and passenger cars designed to move passengers over the route in comfort and securing leases on terminal facilities and passenger depots in Los Angeles and in Las Vegas. We expect the X Train to begin running in 2019.

The Company also owns a licensed IATIA travel agency, X Train Vacations which books rail excursions for other passenger railroads in the United States of America. X Train Vacations is considered as a part of the Las Vegas Railway Express division.  The Company plans to earn commissions from services that it will provide in 2017 in conjunction with the X Train rail service.

The specific steps, estimated costs and expected timeline for operation of our X Train service are as follows:

September 2018 – December 2018: Rail realignment on station property to accommodate the X Train station – Cost - $2 million
September 2018 – December 2018: Training of Amtrak crews for certification of the new route between Daggett, Ca. & Las Vegas - $550,000
September 2018 – January 2019: Beta test runs on route $250,000
July 2018 – October 2018: Procurement of passenger rail cars for service
January 2019: First run at one per week.
The X Wine Railroad
The Company's X Wine Railroad service from LA Union Station to Santa Barbara California ran regularly on a monthly basis from February 2017 to December 2017, and the Company plans to continue to run the train service in 2018 depending on demand, as discussed above.
Club X Train

Club X Train will be a one stop shop for all Las Vegas rooms, activities, tours, show tickets and packages. Las Vegas shows, hotel rooms, tours, nightclubs and attractions are all available as a member of ClubXTrain.com. This will be the only site riders need to plan their Vegas vacation getaway. Club X Train has the best Las Vegas deals and specials, too.

We expect to commence offering Club X Train service when the X Train commences running, currently anticipated to be January 2019. As such commencement of the Club X Train will require the same steps and costs as commencement of the X Train, as set forth above.

Competition

We believe our primary competitor is Iowa Pacific Corp. of Chicago, Illinois. Iowa Pacific is a private company which operates freight short line businesses as well as six passenger excursions.

Employees

As of December 31, 2017, we have 5 employees, all of whom are full-time.

DESCRIPTION OF PROPERTY

We lease approximately 3,079 square feet of general office space in premises located at 9480 S. Eastern Ave. Las Vegas, Nevada. Our lease for this space expires in February 2019 and our monthly rent is $5,818.

LEGAL PROCEEDINGS

We are not party to any material legal proceedings.

.
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Pink under the symbol "XREE".   The following table sets forth the high and low prices per share of our common stock for each period indicated.  These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Common Shares
Year Ended December 31, 2017:	High	Low
Quarter Ended March 31, 2017	$5.85	$3.00
Quarter Ended June 30, 2017	$3.91	$0.12
Quarter Ended September 30, 2017	$0.25	$0.04
Quarter Ended December 31, 2017	$0.05	$0.01

Year Ended December 31, 2016:	High	Low
Quarter Ended March 31, 2016	$6.30	$1.75
Quarter Ended June 30, 2016	$6.30	$1.20
Quarter Ended September 30, 2016	$2.10	$2.10
Quarter Ended December 31, 2016	$5.00	$1.00

Number of Stockholders

As of December 31, 2017, there were 583 stockholders of record of our common stock.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

Equity Compensation Plan Information

We do not have any equity compensation plan.

Transfer Agent

Our transfer agent is Action Stock Transfer Corp. located in Salt Lake City, UT.

PENNY STOCK RULES

The U.S. Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock, which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

●	Contains a description of the nature and level of risk in the market for penny stock in both Public offerings and secondary trading;

●
Contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

●	Contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;

●	Contains a toll-free number for inquiries on disciplinary actions;

●	Defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

●	Contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

●	The bid and offer quotations for the penny stock;

●	The compensation of the broker-dealer and its salesperson in the transaction;

●	The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

●	Monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with the financial statements and related notes appearing elsewhere in this prospectus.

Overview

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, currently in the planning stages, will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, a rail excursion from metropolitan areas to wine regions, and Club X Train, currently in the planning stages, a riders membership club for X Train customers.
Results of Operations for the Three Months Ended March 31, 2018 as Compared to the Three Months Ended March 31, 2017
The following is a comparison of the results of operations for the three months ended March 31, 2018 and 2017.
	Three months
	March 31,	March 31,
	2018	2017	$ Change	% Change

Revenues	$13,145	$12,335	$810	6.6%
Cost of sales	(8,754)	(17,651)	8,897	-50.4%
Gross profit (loss)	4,391	(5,316)	9,707	-182.6%

Operating Expenses:
Compensation and payroll taxes	$2,346,250	$134,603	$2,211,647	1643.1%
Selling, general and administrative	42,896	116,666	(73,770)	-63.2%
Professional fees	116,580	286,780	(170,200)	-59.3%
Total expenses	2,505,726	538,049	1,967,677	365.7%
		-
Loss from operations	(2,501,335)	(543,365)	(1,957,970)	360.3%
		-
Other income (expense)		-
Interest expense	(66,158)	(137,462)	71,304	-51.9%
Derivative expense	511,237	-	511,237	100.0%
Total other income (expense)	445,079	(137,462)	582,541	-423.8%

Net income (loss) from operations before provision for income taxes	(2,056,256)	(680,827)	(1,375,429)	202.0%
Provision for income taxes	-	-	-	0.0%
Net income (loss)	$(2,056,256)	$(680,827)	$(1,375,429)	202.0%

Revenue
During the three months ended March 31, 2018 and 2017, the Company generated some revenue from operating the wine train in Santa Barbara, CA. Gross profit increased by $9,707, or 50.4% during the three months ended March 31, 2018 compering to the same period in 2017 due to higher ticket prices and lower costs.  Revenue was generated from selling train tickets, food and beverage and wine tours.
Operating Expenses
Compensation expense increased by $2,211,647, or 1,643.1.8%, during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.  The increase in compensation expense was primarily due to issuances of stock to management.  Selling, general and administrative expenses decreased by $73,770, or 63.2%, during the three months ended March 31, 2018 as compared to the same period in 2017 primarily due to decrease in travel and office expenses. Professional fees decreased by $170,200, or 59.3%, during 2018 as compared to 2017 due primarily to decreases in consulting services.

Other (Expense) Income
 Interest expense decreased by $71,304, or 51.9%, during the quarter ended March 31, 2018 as compared to the same period in 2017 due to conversion of certain promissory notes in 2017.  During the three months ended March 31, 2018, the Company accrued gain on change in fair value of derivative liability of $511,237. During the three months ended March 31, 2017 there was no derivative expense.
Results of Operations for the Year Ended December 31, 2017 as Compared to the Year Ended December 31, 2016

The following is a comparison of the results of operations for the years ended December 31, 2017 and 2016.

	Years ended
	December 31,	December 31,
	2017	2016	$ Change	% Change

Revenues	$52,354	$-	$52,354	100.0%
Cost of sales	(61,638)	-	(61,638)	100.0%
Gross profit (loss)	(9,284)	-	(9,284)	100.0%

Operating Expenses:
Compensation and payroll taxes	$3,578,749	$1,912,125	$1,666,624	87.2%
Selling, general and administrative	374,970	243,784	131,186	53.8%
Professional fees	899,983	265,335	634,648	239.2%
Total expenses	4,853,702	2,421,244	2,432,458	100.5%

Loss from operations	(4,862,986)	(2,421,244)	(2,441,742)	100.8%

Other income (expense)
Interest expense	(1,185,989)	(146,225)	(1,039,764)	711.1%
Derivative expense	(707,127)	-	(707,127)	-100.0%
Loss on disposition of assets	(629,270)	-	(629,270)	-100.0%
Total other income (expense)	(2,522,386)	(146,225)	(2,376,161)	1625.0%

Net income (loss) from operations before provision for income taxes	(7,385,372)	(2,567,469)	(4,817,903)	187.7%
Provision for income taxes	-	-	-	0.0%
Net income (loss)	$(7,385,372)	$(2,567,469)	$(4,817,903)	187.7%
Revenue
During the year ended December 31, 2017 the Company generated some revenue from operating wine train in Santa Barbara, CA. During the year ended December 31, 2016, there was no operations yet.

Operating Expenses
Compensation and payroll taxes increased by $1,666,624, or 87.2%, during the year ended December 31, 2017 as compared to 2016.  The increase in compensation expense in the current year is due primarily to significant stock issuances to officers and directors as compensation. Selling, general and administrative expenses increased by $131,186, or 53.8%, during the year ended December 31, 2017 as compared to the same period in 2016 primarily due to higher office, marketing and advertising expenses.  We had an increase in our professional fee expenses during the year ended December 31, 2017 of $634,648, or 239.2%, due primarily to legal, consulting and accounting services.
Other (Expense) Income
Interest expense increased by $1,039,764, or 711% during the year ended December 31, 2017 as compared to the year ended December 31, 2016.  The increase is due primarily to increase in convertible debt in 2017.
The change in fair value of derivative liability amounted to $707,127 for the year ended December 31, 2017 as a result of convertible debt.  The increase was primarily due to the increase in value of derivative liabilities outstanding during the year.
The loss on disposition of assets was $629,270 for the year ended December 31, 2017 as a result of the Company expensing the carrying value of 10 rail cars as they were exchanged for unpaid storage charges.
Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements and otherwise operate on an ongoing basis. The Company has no operating revenues and is currently dependent on debt financing and sale of equity to fund operations.
As shown in the accompanying financial statements, the Company has net loss of $2,056,256 as of March 31, 2018 and net losses of $7,385,372 and $2,567,469 for the years ended December 31, 2017 and 2016, respectively.  The Company also has an accumulated deficit of $17,407,789 and negative working capital of $2,379,153 as of March 31, 2018, as well as outstanding convertible notes payable of $401,900 before debt discount of $245,463.  Management believes that it will need additional equity or debt financing to be able to implement its business plan.  Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company's ability to continue as a going concern.
We believe that the successful growth and operation of our business is dependent upon our ability to do the following:

obtain adequate sources of debt or equity financing to pay unfunded operating expenses and fund long-term business operations; and

manage or control working capital requirements by controlling operating expenses.

Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

Critical Accounting Policies

The preparation of the financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statements have been prepared assuming that the Company will continue as a going concern. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.   The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents. The Company does not have any receivables. The Company maintains its cash in back deposit accounts which, at times may exceed federally insured limits.  The Company evaluates long –lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. The Company's financial instruments include cash, notes payable and derivative liabilities.  Derivative liabilities are recorded at fair value.  The principal balance of notes payable are at fair value because current interest rates and terms offered to the Company for similar debt are the same.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Quantitative and Qualitative Disclosures About Market Risk

Not required for smaller reporting companies.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our executive officers and directors:

Name	Age	Office

Michael A. Barron	67	Chairman of the Board of Directors, Chief Executive Officer
Wanda Witoslawski	53	Chief Financial Officer and Treasurer
Joseph Cosio-Barron	70	President
Hualiang Teng	58	Director
Lou Schillinger	68	Director
Don Adams	75	Director
John McPherson	69	Director

Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors is duly elected and qualified. Officers are elected by, and serve at the discretion of, the Board of Directors.

Set forth below is a brief description of the background and business experience of each of our executive officers and directors.

Michael A. Barron – Chairman and Chief Executive Officer

Michael Barron has been our Chairman and Chief Executive Officer since December 2015 and previously served as President and Chief Executive Officer of Las Vegas Railway Express, Inc. from 2010 to 2015. Mr. Barron has been a developer of new business Entertainment for nearly 30 years. Mr. Barron began his career in 1971 where he was the Senior Planner for the City of Monterey and was the HUD liaison for the City's downtown redevelopment project. He master planned the city's redevelopment of famous Cannery Row, Fisherman's Wharf, and was Secretary of the Architectural Review Committee. Mr. Barron was the founder of Citidata, the first electronic provider of computerized real estate multiple listing service (MLS) information in the nation from 1975 to 1979. Citidata became the nation's largest provider of electronic real estate information and was sold to Moore Industries in 1979. In June 1979, TRW hired Mr. Barron to develop its real estate information services division (TRW/REIS) that acquired 11 companies in the field and eventually became the world's largest repository of real estate property information - Experian. In November 1988, he founded and served as President, until 1992, of Finet Holdings Corporation (NASDAQ:FNCM), a publicly traded mortgage broker and banking business specializing in e-mortgage financing on site in real estate offices and remote loan origination via the Internet (www.finet.com). The company was publicly traded and maintained a market capitalization of $500 million. From March 1995-1998, Mr. Barron pioneered the first nationwide commercially deployed video conference mortgage financing platform for Intel Corporation which as a licensed mortgage banker and broker in 20 states funded over $1 billion in closed loans. He later went on to serve as CEO for publicly traded Shearson Home Loans, a $1.3 billion mortgage bank licensed in 33 states with 237 offices and 1,450 employees.  He founded Liberty Capital, a publicly traded real estate asset management company with a portfolio of mortgages and real estate valued at over $100 million based in Las Vegas, Nevada. Mr. Barron holds a B.S. degree from California Polytechnic University and he was accepted into the MBA program at UCLA, where he has yet to complete his degree. Mr. Barron has received numerous awards throughout his career including the American Institute of Planners National Award for historic building preservation, National Association Of Realtors award for Best New Product of the Year for video conferencing of mortgages in real estate offices.  He is a regular speaker at UNLV in the rail engineering program.

Wanda Witoslawski - Chief Financial Officer

Ms. Witoslawski has served in progressively responsible financial positions for public companies over the past twelve years. She served as Controller for Ocean West Enterprises until its acquisition by Shearson Home Loans in 2005 where she managed the accounting function for a staff of 1,350 employees and $200mm credit facility. Upon Shearson's exit from mortgage banking in 2007, she joined the principals Mr. Barron and Mr. Cosio-Barron as Controller at Liberty Capital Asset Management, an investor in acquiring defaulted mortgage pools, managing public accounting documents for SEC filings and the financial supervision over the liquidation of over 4,000 mortgage loans the company had acquired.

Joseph Cosio-Barron - President

Mr. Cosio-Barron has served as President of the Company and as President of Club X, X Rail's entertainment membership program, since 2016-.  Previously, Mr. Cosio-Barron was President of Shearson Home Loans, a $1.3 billion national mortgage bank with 237 offices in 33 states and 1,450 employees from 2004 to 2007. He co-founded Liberty Capital, a $100 million asset management company based in Las Vegas.  He has also served as the Managing Partner and President of CBS Consultants, Inc. a financial firm offering highly specialized services in development and lending for hotels, resorts, casinos and entertainment Companies. He was Executive Vice President of Finet Holdings Corporation, President of Terra West Construction, and Senior Vice-President of Multi-Financial Corporation.

Dr. Hualiang Teng – Director

Dr. Teng has served as a director of the Company since 2015. Dr. Teng, an Associate Professor in Transportation Engineering at the University of Nevada, Las Vegas (UNLV), has approximately 30 years of research and education experience in transportation engineering and management. He graduated from China's Beijing Jiaotong University with his B.S. and M.S. degrees in railroad engineering and management. He has a second M.S. degree from West Virginia University on railroad operations, and a Ph.D. in civil engineering from Purdue University. He has taught at Beijing Jiaotong University, Polytechnic University of New York, The University of Virginia (UVa), and UNLV. He was the Associate Director for the Center of Transportation Studies at UVa. Dr. Teng leads the railroad and high-speed rail program at UNLV. Since 2007, he has been operating the Transit UTC at UNLV for which he has been involved in research with federal and local agencies and organized distinguished seminars. He has initiated the railroad, high-speed rail, and transit program at UNLV for which he has developed a curriculum and certificate program on railroad. He is the advisor for the AREMA student chapter at UNLV. In addition, he has been active in railroad professional activities. Dr. Teng also is interested in Intelligent Transportation Systems, infrastructure maintenance, air quality analysis, freight transportation, safety, and demand forecasting. So far, he has published approximately 40 peer-reviewed technical papers.  Dr. Teng's knowledge and experience in transportation engineering and management qualify him to serve on the Company's board of directors.

JohDon Adams – Director

Don Adams has served as a director of the Company since 2015. Mr. Adams currently serves as Managing Director of Gaming Sales for the Company. Mr. Adams has spent the last 35 years as Founder and Chief Executive Officer of Allstate Ticketing in Las Vegas.  Allstate ticketing is the oldest and largest broker of sightseeing tours in Nevada, with over 20 (and growing) locations including the Flamingo, Harrah's, Hoover Dam, Las Vegas Convention and Visitors Authority and McCarran International airport.  Mr. Adams and Allstate were pioneers in using the web-based platforms for the industry and in 2005 sold Allstate to Travelocity, Inc. Prior to founding Allstate, Mr. Adams served in executive roles for many Las Vegas gaming companies. Mr. Adams's executive experience qualifies him to serve on the Company's board of directors.

Lou Schillinger – Director

Mr. Schillinger has been a Director of X Rail Entertainment, Inc. since 2015 and since 1993, has been the Founder, President & CEO of United Shortline Insurance Services Inc. (USI). United Shortline has been serving the rail industry with innovative and railroad responsive insurance products for the past 26 years. Mr. Schillinger has devoted his entire thirty+ professional career to the insurance industry. In 1985, shortly after the deregulation of the U.S. railroad industry, Mr. Schillinger's agency began to produce unique Railroad Industry Liability and Property coverage's to the growing Shortline and Regional Railroad Industry throughout North America. He was responsible for developing the policy language, current rating structure, underwriting guide, claims manual, and has reviewed and underwritten both alone and with various consulting underwriters, virtually every shortline and regional railroad in America during the last 25 years. United Shortline Insurance Services, Inc. is the largest Managing General Agency providing insurance to over 30% of the Railroad Industry and is credited with establishing and maintaining the only fully admitted Railroad Liability Program in the country since 1994. In 2001, USI and Marsh, Inc. combined to develop a certified safety program to the ASLRRA and became the first "endorsed" liability insurance product in the ASLRRA's history. Mr. Schillinger has been awarded the exclusive marketing contract for Class I railroads Railroad Protective Program from Hudson Insurance Company in 2007. Mr. Schillinger has conducted Railroad Liability seminars for agents, legislators, industry groups, and client railroads throughout the country. In addition Mr. Schillinger has had the privilege of presenting a Small Business Curriculum for a portion of the University of Pennsylvania's 1999, 2000, 2002, and 2005 MBA Programs. An avid lighthouse historian, Mr Schillinger acquired and begun restoring an offshore lighthouse "Port Austin Reef Light", located 2.5 miles north of Port Austin in Lake Huron in 1985 and continues this pursuit to this date. Mr. Schillinger is a graduate of Michigan State University where he earned a BA in Financial Administration and has taken numerous hours of continuing education. Mr. Schillinger's rail industry experience qualifies him to serve on the Company's board of directors.

John McPherson – Director
Mr. McPherson has served as a director of the Company since January 15, 2012. Mr. McPherson joined the Board of Directors of CSX Corporation in July 2008. He served as President and COO of Florida East Coast Railway, a wholly-owned subsidiary of Florida East Coast Industries, Inc., from 1999 until his retirement in 2007. From 1993-1998, Mr. McPherson served as Senior Vice President - Operations, and from 1998-1999, he served as President and CEO of the Illinois Central Railroad. Illinois Central became the most efficient railroad with the lowest operating ratio in North America. Prior to joining the Illinois Central Railroad, Mr. McPherson served in various capacities at Santa Fe Railroad for 25 years. As a result of his extensive career in the rail industry, Mr. McPherson serves as an expert in railroad operations. From 1997-2007, Mr. McPherson served as a member of the board of directors of TTX Company, a railcar provider and freight car management services joint venture of North American railroads. Mr. McPherson's railroad industry knowledge and experience qualifies him to serve on the Company's board of directors.
Family Relationships

There are no family relationships between any of our directors or executive officers and any other directors or executive officers.

Legal Proceedings

Except as set forth below, to our knowledge, during the last ten years, none of our directors and executive officers have:

•	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

•
Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

•
Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

•
Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Committees

We have not established any board committees and does not have an audit committee financial expert due to the small size and early stage of the Company.

Board Leadership Structure and Role in Risk Oversight

Mr. Barron serves as chairman and chief Executive officer. Due to the small size and early stage of the Company, we believe it is currently most effective to have the chairman and chief executive officer positions combined.

Our board of directors is primarily responsible for overseeing our risk management processes. The board of directors receives and reviews periodic reports from management, auditors, legal counsel, and others, as considered appropriate regarding the Company's assessment of risks. The board of directors focuses on the most significant risks facing the Company and the Company's general risk management strategy, and also ensures that risks undertaken by the Company are consistent with the board's appetite for risk. While the board of directors oversees the Company's risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing the risks facing the Company and that our board leadership structure supports this approach.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer and principal accounting officer.

EXECUTIVE COMPENSATION

Annual Compensation

The following table sets forth information concerning the total compensation paid or accrued by us during the two fiscal years ended December 31, 2017 to:

• All individuals who served as our chief executive officers or acted in a similar capacity at any time during the fiscal year ended December 31, 2017; and

•                       All individuals who served as executive officers of ours at any time during the fiscal year ended December 31, 2017 and received annual compensation during the fiscal year ended December 31, 2017 in excess of $100,000.

Name and				Share		All Other
Principal Position	Year	Salary	Bonus	Awards		Compensation	Total

Michael A. Barron	2017	$25,000	$-	$55,000	(2)	$-	$80,000
CEO and Chairman	2016	$110,427	$-	$175,000	(1)	$-	$285,427

Wanda Witoslawski	2017	$55,917	$-	$50,000	(2)	$-	$105,917
CFO and Treasurer	2016	$94,292	$-	$0	(1)	$-	$94,292

Joseph Cosio-Barron	2017	$56,917	$-	50,000	(2)	$-	$106,917
President	2016	$143,039	$-	286,413	(1)	$-	$429,452

(1) Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The shares were valued at $0.05 - $0.001 per share.

(2) Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The shares were valued at $0.001 per share.

Employment Agreements

As of December 15, 2017, the Company executed 5 year employment agreements for officers of the Company.

Outstanding Equity Awards at 2016 Fiscal Year-End

There were no outstanding equity awards at December 31, 2017.

Compensation of Directors

The following table sets forth compensation received by our directors (excluding compensation paid to our executive officers included in the summary compensation table above) in the fiscal year ended December 31, 2017.

Name	Fees earned or paid in cash ($)	Stock awards ($)		Option Awards ($)	All other compensation ($)	Total ($)
Hualiang Teng	-	5,000	(1)	-	-	5,000
Don Adams	-	5,000	(1)	-	-	5,000
Lou Schillinger	-	5,000	(1)	-	-	5,000

1) Represents aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Shares were valued at $0.001 per share.

Risk Management

The Company does not believe risks arising from its compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company.

DESCRIPTION OF SECURITIES

The Company is authorized to issue 5,000,000,000 shares of common stock and 1,000,000 shares of preferred A, 10,000 shares of preferred A-2, 1,000,000 shares of preferred B and 1,000 shares of preferred C class.  The increase in authorized shares of common stock from 500,000,000 to 1,000,000,000 was approved by the shareholders and Board of Directors on September 27, 2017. The increase from 1,000,000,000 to 3,000,000,000 shares was effective December 12, 2017 and the increase from 3,000,000,000 to 5,000,000,000 shares was effective March 21, 2018. As of May 17, 2018, the Company is authorized to issue 10,000,000,000 shares of common stock.

 On November 20, 2016, the Company effected reverse stock split, on a 1000 to 1 basis, which has been retroactively applied to the financial statements to the earliest period presented.

Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's certificate of incorporation.

Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

Convertible Notes and Warrants

East Shore Equities LLC

On June 2, 2017, the Company entered into a convertible note agreement with East Shore Equities LLC for total principal borrowings of $19,100.  The amounts were due on June 2, 2018, and have interest at a rate of 4% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 60% of the average of the lowest closing trading price during the 45 trading day period prior to the conversion election date.
Cardio Infrared Technologies, Inc.
On September 30, 2017, the Company entered into a convertible note agreement with Cardio Infrared Technologies, Inc. for total principal borrowings of $49,800.  The amounts are due on demand, and bear interest at a rate of 10% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 65% of the average of the lowest trading price during the 20 trading day period prior to the conversion election date.
Power Up Lending Group LTD
On November 1, 2017, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $45,000.  The amounts are due nine months after the issuance of the note on August 10, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 58% of the average of the lowest two closing trading prices during the 15 trading day period prior to the conversion election date.

EMA Financial, LLC
On November 27, 2017, we entered into a securities purchase agreement (the "November 2017 Purchase Agreement"), dated as of November 27, 2017 (the "Closing Date"), with EMA Financial, LLC (the "Investor") pursuant to which the Investor purchased an aggregate principal amount of $85,000 of Convertible Notes for an aggregate purchase price of $79,990 (the "November 2017 Notes"). The November 2017 Notes has 12% interest rate. Net proceeds from the sale of the November 2017 Notes were $76,500, which have been used for general corporate purposes.
The November 2017 Notes bear interest at a rate of 12.0% per annum, payable in arrears on the maturity date of November 27, 2018 (the "Maturity Date"). The November 2017 Notes are convertible into shares of Common Stock, as of the earlier of June 1, 2018 or the effectiveness of a registration statement to register the resale of the shares of Common Stock issuable upon conversion of the November 2017 Notes (the "Registration Statement"), at a conversion price equal to the lower of: (i) the closing sale price of the Common Stock on the Principal Market on the Trading Day immediately preceding the Closing Date, and (ii) 50% of either the lowest sale price for the Common Stock on the Principal Market during the twenty (20) consecutive Trading Days including and immediately preceding the Conversion Date, or the closing bid price, whichever is lower ("Conversion Date").
Until the end of May, 2018 (the "Prepayment Termination Date"), the Company has the right, exercisable on not less than five (5) trading days' prior written notice to the holder of the November 2017 Notes, to prepay the outstanding balance on the November 2017 Notes (principal and accrued interest), in full. On the date fixed for prepayment (the "Optional Prepayment Date"), the Company must make payment of the Optional Prepayment Amount or upon the order of the Holder as specified by the Holder in writing to the Borrower at least one (1) business day prior to the Optional Prepayment Date. If the Company exercises its right to prepay the November 2017 Note, the Company must pay Holder an amount in cash (the "Optional Prepayment Amount") equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the November 2017 Note plus (x) accrued and unpaid interest on the unpaid principal amount of the November 2017 Note to the Optional Prepayment Date plus (y) default interest. For purposes hereof, the "Prepayment Factor" shall equal one hundred and fifty percent (150%), provided that such Prepayment factor shall equal one hundred and thirty five percent (135%) if the Optional Prepayment Date occurs on or before the date which is ninety (90) days following the Issue Date hereof.
In connection with the November 2017 Purchase Agreement, we entered into a registration rights agreement with the Investor (the "Registration Rights Agreement") pursuant to which we agreed to file the Registration Statement with the SEC on or before January 15, 2018, and to use our reasonable best efforts to cause such Registration Statement to become effective prior to February 25, 2018. Upon certain failures of the Company to file or maintain effectiveness of the Registration Statement, including the failure to file the Registration Statement on or before January 15, 2018, then on such event date and each one-month anniversary of such event date, the Company shall pay to the Investor an amount as part of liquidated damages in cash equal to 1.5% of the aggregate purchase price paid by the Investor pursuant to the November 2017 Purchase Agreement for any unregistered registrable securities then held by the Investor, up to a maximum of 24% of the purchase price of the November 2017 Notes.
The November 2017 Notes contain certain negative covenants preventing the Company from undertaking certain actions without the consent of the Investor. The November 2017 Notes also contain certain events of default, including but not limited to the Company's failure to pay principal and interest, material defaults under the other transaction documents, material restatements of our financial statements, material defaults in other payment obligations, failure of the Company to comply with its reporting requirements with the SEC, bankruptcy or appointment of a receiver, the Company's failure to deliver certificates representing the shares of Common Stock after a conversion, the entry of judgments in excess of $50,000 against the Company, failure to maintain a listing for our Common Stock on NASDAQ, OTCQX, NYSE, AMEX or an equivalent exchange, cessation of operations,. Any amount of principal or interest on the November 2017 Notes which is not paid when due shall bear interest at the default rate of 24% per annum.
In the case of certain defaults, including the failure to pay principal and interest when due at the maturity date, we are required to pay a "Default Sum" equal to the outstanding principal amount of the November 2017 Notes, plus accrued and unpaid interest on the principal amount of the November 2017 Notes, plus default interest (if any), plus any other amounts owed to the Investor. In the case of a default due to failure to deliver conversion shares, we may be required to pay twice the Default Sum. In the case of certain other defaults, including without limitation the failure to pay principal and interest when due after acceleration of the November 2017 Notes, we may be required to pay the greater of 150% of the Default Sum or the "parity value" of the Default Sum to be prepaid. For these purposes, the parity value means (a) the highest number of shares of Common Stock issuable upon conversion of or otherwise pursuant to such Default Sum, treating the trading day immediately preceding the mandatory prepayment date as the "conversion date" for purposes of determining the lowest applicable conversion price (unless the default arises as a result of a breach in respect of a specific conversion date, in which case such conversion date shall be the "conversion date"), multiplied by (b) the highest closing price for the Common Stock during the period beginning on the date of first occurrence of the event of default and ending one day prior to the mandatory prepayment date.

 Adar Bays, LLC
On December 18, 2017, the Company entered into a security purchase agreement with ADAR Bays, LLC providing for total borrowings of $120,000, with the first note being of $40,000 and the second and third notes being in the total amount of $80,000.  Interest on the note equals 12% of the total principal balance. The Company received payment of $38,000 on December 19, 2017, which represents the total amount outstanding as of March 31, 2018.  The convertible note matures 12 months after the issuance, at which point the outstanding principal and interest is due. The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 50% of the lowest of: (i) the lowest trading price during the twenty trading days prior to the conversion, or (ii) the lowest trading price during the twenty trading days preceding the date of this Agreement.
Auctus Fund, LLC
On December 20, 2017, the Company entered into a convertible note agreement with Auctus Fund, LLC for total principal borrowings of $112,000.  The amounts are due nine months after the issuance of the note on September 20, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 50% of the lowest closing trading price during the 25 trading day period prior to the conversion election date.
Power Up Lending Group LTD
On December 21, 2017, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $28,000.  The amounts are due nine months after the issuance of the note on September 30, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 51% of the lowest closing trading price during the 30 trading day period prior to the conversion election date.
Power Up Lending Group LTD
On February 8, 2018, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $28,000.  The amounts are due nine months after the issuance of the note on November 20, 2018, and bear interest at a rate of 14% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 51% of the lowest closing trading price during the 30 trading day period prior to the conversion election date.
Tri-Bridge Ventures, LLC

On May 11, 2018, the Company entered into a convertible note agreement with Tri-Bridge Ventures, LLC for total principal borrowings of $43,292.71.  The amounts are due one year after the issuance of the note on May 11, 2019, and bear interest at a rate of 10% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to $0.0002 per share.

PLAN OF DISTRIBUTION

This prospectus includes 689,754,888 shares of common stock offered by the Company as a primary distribution.

Shares offered by the Company

This is a self-underwritten offering by the Company of 689,754,888 shares of common stock at a fixed price of $0.0002 per share. This Prospectus is part of a Prospectus that permits our officers and directors to sell the Shares on behalf of the Company directly to the public, with no commission or other remuneration payable to them for any Shares that they sell.

There are no plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. Our officers and directors will sell the shares on behalf of the Company, and they intend to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, our officers will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

None of our officers or directors will register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a. Our officers and directors are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39)of the Act, at the time of his participation; and
b. Our officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on  transactions in securities; and
c. Our officers and directors are not, nor will he be at the time of their participation in the offering,  associated persons of a broker- dealer; and
d. Our officers and our directors meet the conditions of paragraph  (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he
(A)       primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and
(B)	is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and
(C)         has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) (a)(4)(iii).

Our officers, directors, control persons and affiliates of same do not intend to purchase any shares in this offering..

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of March 31, 2018 by (a) each of the Company's directors and executive officers, (b) all of the Company's directors and executive officers as a group, and (c) any holder of more than five (5%) percent.

	Amount of Beneficial	Percent of
Directors and Officers	Ownership	Class

Michael Barron	247,416,021	20.7%
Wanda Witoslawski	169,456,049	14.2%
Joseph Cosio-Barron	163,037,548	13.6%
Hualiang Teng	55,107,407	4.6%
Don Adams	55,174,068	4.6%
Louis Schillinger	55,660,665	4.7%

All directors and officers as a group	745,851,758	42.0%

5% of greater beneficial owners:
Gilbert H. Lamphere	129,135,847	10.8%
Wayne Bailey	69,669,829	5.8%

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Three of our directors, Hualiang Teng, Donald Adams and Louis M. Schillinger, are independent directors, using the NASDAQ definition of independence.
Certain officers and directors have a beneficial ownership and are officers and directors companies which are or have been parties to financial transactions. We may be subject to various conflicts of interest in our relationship with Mr. Barron, who is executive officer, CEO and Chairman, of the Company.
Michael A. Barron, the CEO of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company was indebted to Allegheny by certain promissory notes with 10% monthly interest.   As of March 31, 2018, the balance of the note dated December 15, 2015 was $39,101 and the note dated September 30, 2017 was $59,900.
Dianne David, the Company's Director -Sales, is the spouse of the CEO, Michael A. Barron and as of December 15, 2015 holds a promissory note with 10% monthly interest and as of March 31, 2018 the principal balance is $74,044.
Wanda Witoslawski, the CFO of the Company, holds a promissory note dated December 15, 2015 of $49,910 and promissory note dated September 30, 2017 of $18,400. The balances as of March 31, 2018 are $49,910 and $3,200, respectively.
Las Vegas Railway Express, Inc. holds promissory note with no interest, payable on demand. Balance as of March 31, 2018 was $148,498.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

LEGAL MATTERS

The validity of the issuance of the common stock hereby will be passed upon for us by Frederick C. Bauman, Bauman & Associates Law Firm, Las Vegas, Nevada.

EXPERTS

The audited financial statements included in this prospectus for the fiscal years ended December 31, 2016 and 2015 have been audited by Pritchett, Siler & Hardy, P.C. The reports of Pritchett, Siler & Hardy, P.C. are included in this prospectus in reliance upon the authority of this firm as experts in accounting and auditing.

 ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

In addition, since our common stock is registered under the Securities Exchange Act of 1934, we are required to file annual, quarterly, and current reports, or other information with the SEC as provided by the Securities Exchange Act of 1934, as amended. You may read and copy any reports, statements or other information we file at the SEC's public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Our SEC filings are also available to the public through the SEC's Internet website at http://www.sec.gov.

X RAIL ENTERTAINMENT, INC.
Financial Statements

March 31, 2018

 BALANCE SHEETS (Unaudited)

	March 31,	December 31,
	2018	2017

Assets

Current assets
Cash	$10,591	$56,983
Deposits	235	235
Total current assets	10,826	57,218

Property and equipment, net	125,000	125,000

Total assets	$135,826	$182,218

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable	$80,736	$44,117
Accrued expenses	530,660	305,961
Unearned revenue	738	3,042
Notes payable to related parties	374,653	379,153
Convertible notes payable (net of debt discount of $245,463 and $324,121, respectively	156,437	45,779
Derivative liability	1,246,755	1,787,063
Total current liabilities	2,389,979	2,565,115
Total liabilities	2,389,979	2,565,115

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.00001 par value, 2,011,000 shares authorized, 98,800 and 98,800 shares issued and outstanding as of March 31, 2018 and December 31, 2017, respectively	1	1
Common stock, $0.00001 par value, 5,000,000,000 shares authorized, 1,195,244,905 and 590,244,905 shares issued and outstanding as of March 31, 2018 and December 31, 2017, respectively	11,953	5,903
Additional paid-in capital	15,141,682	12,962,732
Accumulated (deficit)	(17,407,789)	(15,351,533)
Total stockholders' equity (deficit)	(2,254,153)	(2,382,897)
Total liabilities and stockholders' equity (deficit)	$135,826	$182,218

See accompanying notes to these unaudited financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017

Revenues	$13,145	$12,335
Cost of sales	(8,754)	(17,651)
Gross profit (loss)	4,391	(5,316)

Operating Expenses:
Compensation and payroll taxes	2,346,250	$134,603
Selling, general and administrative	42,896	116,666
Professional fees	116,580	286,780
Total expenses	2,505,726	538,049

Loss from operations	(2,501,335)	(543,365)

Other income (expense)
Excess derivative liability expense	(66,158)	(137,462)
Gain on change in derivative liability	511,237	-
Total other income (expense)	445,079	(137,462)

Net income (loss) from operations before provision for income taxes	(2,056,256)	(680,827)
Provision for income taxes	-	-
Net income (loss)	$(2,056,256)	$(680,827)

Net income (loss) per share, basic and diluted	(0.003)	(0.003)

Weghted average number of common shares outstanding, basic and dilluted	607,967,127	209,172,823

See accompanying notes to these unaudited financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENTS OF CASH FLOWS
 (Unaudited)

	Three months ended	Three months ended
	March 31,	March 31,
	2018	2017

Cash flows from operating activities
Net loss	$(2,056,256)	$(680,827)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount interest expense on notes payable	110,658	87,500
Common stock issued for services	-	85,250
Common stock issued for compensation	2,185,000	-
Derivative expense related to convertible note payable	(540,308)	-
Gain on change in fair value of derivative liability	511,237	-
Warrant expense	-	32,055
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	(281,919)	26,940
Unearned revenue	(2,304)	-
Deposits	-	(8,990)
Net cash used in operating activities	(73,892)	(458,072)

Cash flows from investing activities
Purchases of property and equipment	-	(6,300)
Net cash used in investing activities	-	(6,300)

Cash flows from financing activities
Repayments on convertible notes payable	-	(80,000)
Proceeds from convertible notes payable	32,000	-
Repayments on related party notes payable	(10,700)	(12,998)
Proceeds from related party notes payable	6,200	-
Proceeds from stock purchases and warrants	-	503,894
Proceeds from exercise of warrant	-	-
Net cash provided by financing activities	27,500	410,896

Net change in cash	(46,392)	(53,476)
Cash, beginning of the period	56,983	202,169
Cash, end of the period	$10,591	$148,693

Supplemental disclosure of cash flow information:
Income paid with cash	$-	$-
Income taxes paid	$-	$-

Supplemental disclosure of non-cash investing and financing transactions:
Conversion of related party debt to capital	$-	$-
Conversion of notes payable and accrued interest to capital	-	86,394
Debt discount on convertible notes	245,463	390,000

See accompanying notes to these unaudited financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENTS OF SHAREHOLDERS' EQUITY
 (Unaudited)

					Additional
	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2015	4,557,784	$46	98,798	$1	$5,835,346	$(5,398,691)	$436,702

Stock issued for employees compensation	16,791,611	168	-	-	1,185,243	-	1,185,411
Stock issued for notes conversion	200,000	2	-	-	4,998	-	5,000
Stock issued per Share Exchange Agreement	151,885,189	1,519	-	-	(1,519)	-	0
Stock issued for cash	33,894,719	339	-	-	738,772	-	739,111
Stock issued for services	1,024,000	10	-	-	71,670	-	71,680
Value of warrants allocated to notes	-	-	-	-	450,000	-	450,000
Net loss	-	-	-	-	-	(2,567,470)	(2,567,470)
Balance December 31, 2016	208,353,303	$2,084	98,798	$1	$8,284,510	$(7,966,161)	$320,434

Stock issued for services	16,460,000	165	-	-	279,985	-	280,150
Stock issued for notes and interest conversion	80,183,500	802	-	-	672,150	-	672,952
Stock issued for cash and warrants	17,178,800	172	-	-	498,768	-	498,940
Stock issued for compensation	265,000,000	2,650	4	-	3,047,350		3,050,000
Stock issued for warrant exercise	1,200,000	12	-	-	179,988	-	180,000
Stock issued for shares exchange	1,885,302	19	-	-	(19)		-
Stock cancelled	(16,000)	(0)	(2)	-	(0)	-	-
Net loss	-	-	-	-	-	(7,385,372)	(7,385,372)
Balance December 31, 2017	590,244,905	$5,903	98,800	$1	$12,962,732	$(15,351,533)	$(2,382,897)

Stock issued for compensation	605,000,000	6,050	-	-	2,178,950		2,185,000
Net loss	-	-	-	-	-	(2,056,256)	(2,056,256)
Balance March 31, 2018	1,195,244,905	$11,953	98,800	$1	$15,141,682	$(17,407,789)	$(2,254,153)

See accompanying notes to these unaudited financial statements

X RAIL ENTERTAINMENT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017
 (Unaudited)

(1)           Organization and description of business

Summary of Significant Accounting Policies

Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has net losses of $2,056,256 for the three months ended March 31, 2018.  The Company also has an accumulated deficit of $17,407,789 and a negative working capital of $2,379,153 as of March 31, 2018, as well as outstanding convertible notes payable of $401,900, before debt discount of $245,463.  Management believes that it will need additional equity or debt financing to be able to implement its business plan.  Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company's ability to continue as a going concern.
Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Financial Statement Presentation:

The accompanying unaudited interim financial statements of X Rail Entertainment, Inc. (the "Company") have been prepared in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America ("GAAP") for complete financial statements. These statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. However, the results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2018 or any other future period. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2017.

Risks and Uncertainties:

The Company operates in an industry that is subject to intense competition and potential government regulations.  Significant changes in regulations and the inability of the Company to establish contracts with rail services providers could have a materially adverse impact on the Company's operations.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As of March 31, 2018 and December 31, 2017, the Company had $10,591 and $56,983 in cash and cash equivalents, respectively.

Property and Equipment:

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service.  The Company expenses all purchases of equipment with individual costs of under $500, and these amounts are not material to the financial statements. As of March 31, 2018, we recorded the rail cars on the balance sheet at $125,000, net of accumulated depreciation. The rail cars are currently not depreciated as they are not in service and not ready to run. The rail cars require substantial investment to retrofit.

Long-Lived Assets:

In accordance with FASB ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  The Company's management believes there has been no impairment of its long-lived assets during the three months ended March 31, 2018, or 2017.  There can be no assurance, however, that market conditions will not change or demand for the Company's business model will continue.  Either of these could result in future impairment of long-lived assets. No impairment loss was recognized for the three months ended March 31, 2018 and 2017.
Related Parties

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions (see Note 4).

Income Taxes:

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits.  As of March 31, 2018, and December 31, 2017, the Company has not established a liability for uncertain tax positions.

Basic and Diluted Loss per Share:

In accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 260, "Earnings per Share," the basic income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock.  Common stock equivalents have not been included in the earnings per share computation for the three months ended March 31, 2018, and 2017 as the amounts are anti-dilutive and are convertible into 413,654,394 shares of Common stock.  As of March 31, 2018, the Company had 14,978,000 outstanding warrants and convertible debt of $401,900, before debt discount of $245,463, which were all excluded from the computation as they were anti-dilutive. As of December 31, 2017, the Company had 14,978,000 outstanding warrants and convertible debt of $369,900, before debt discount of $324,121, which were all excluded from the computation as they were anti-dilutive.

Revenue Recognition

The Company recognized revenue from the sale of  services in accordance with ASC 605, "Revenue Recognition", only when all of the following criteria have been met:

i)	Persuasive evidence for an agreement exists;
ii)	Service has been provided;
iii)	The fee is fixed or determinable; and,
iv)	Collection is reasonably assured.

Fair Value of Financial Instruments

The Company's financial instruments consist primarily of cash, prepaid expense, deferred financing cost, accounts payable and accrued liabilities, accrued expenses, convertible notes and notes payable. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

The Company adopted ASC Topic 820, Fair Value Measurements ("ASC Topic 820"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; liabilities in active markets;

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; or directly or indirectly including inputs in markets that are not considered to be active;

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following table summarizes fair value measurements by level at March 31, 2018, and December 31, 2017, measured at fair value on a recurring basis:

March 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$1,246,755	$1,246,755

December 31, 2017	Level 1	Level 2	Level 3	Total
Liabilities
Derivative Liabilities	$-	$-	$1,787,063	$1,787,063

Share Based Payments:

The Company issues stock, options, and warrants as share-based compensation to employees and non-employees.

The Company accounts for its share-based compensation to employees in accordance FASB ASC 718.  Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.

During the three months ended March 31, 2018 and 2017, the Company incurred $2,185,000 and $0 in stock based compensation to employees.

The Company accounts for share-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 "Equity - Based Payments to Non-Employees." Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The final fair value of the share-based payment transaction is determined at the performance completion date. For interim periods, the fair value is estimated and the percentage of completion is applied to that estimate to determine the cumulative expense recorded.

The Company values stock compensation based on the market price on the measurement date. As described above, for employees this is the date of grant, and for non-employees, this is the date of performance completion.

The Company values warrants using the Black-Scholes option pricing model.  Assumptions used in the Black-Scholes model to value options and warrants issued during the three months ended March 31, 2018 were as follows:

Variables	Values
Stock price	$0.0035
Exercise Price	$0.15
Term	2.16-2.73 years
Risk Free Rate	0.25%
Volatility	280.9% - 641.8%

During the three months ended March 31, 2018 and 2017, the Company incurred $0 and $85,250 for common stock issued for outside services.

New Accounting Pronouncements:

There are some significant accounting standards applicable to the Company that have been issued but not yet adopted by the Company as of March 31, 2018, and through the date of this filing.

(3)            Property and Equipment

Property and equipment consisted of the following.

	March 31,	December 31,
	2018	2017

Rail cars (not in service)	$125,000	$125,000
Less: accumulated depreciation	-	-

	$125,000	$125,000

Based on management analysis as of March 31, 2018 and December 31, 2017, there is no indication of impairment.

(4)           Related Party Notes Payable

A summary of outstanding notes payable is as follows:

	March 31,	December 31,
	2018	2017

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	$49,910	$49,910

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	39,101	39,101

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	74,044	74,044

Promissory note, dated September 30, 2015, bearing no interest, payable on demand	148,498	154,998

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	59,900	53,700

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	3,200	7,400

	$ $ 374,653	$379,153

(5)           Convertible Notes Payable

The following summarizes the book value of the convertible notes payable outstanding as of March 31, 2018 and December 31, 2017:

	March 31,	December 31,
	2018	2017

Promissory note, dated June 2, 2017, bearing interest of 4% annually, payable within a year, convertible tocommon stock at a discount of 40% of the lowest traded price of the common stock during 45 trading days prior to the conversion date.	19,100	19,100

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand, convertible to common stock at the discountof 35% of the lowest traded price of the common stock during 20 trading days prior to the conversion	44,800	40,800

Promissory note, dated November 1, 2017, bearing interest of 12% annually, payable on August 10, 2018, convertible to common stock at a discount of 42% of the lowest two traded prices of the common stock during the 15 trading days prior to the conversion date.	45,000	45,000

Promissory note, dated November 27, 2017, with principal amount of $85,000 and aggregate puchase price of $79,900 , bearing interestof 12% annually, payable within a year, convertible to common stock at the conversion price equal to the lower of (i) the closing sale price of the common stock on the principal market on the trading day immediately preceding the closing date, and (ii) 50% of either the lowest sale price for the common stock during the 20 consecutive trading days including and immediately preceding the conversion date	85,000	85,000

Promissory note, dated December 18, 2017, bearing interest of 12% annually, payable within a year convertible at a conversion rate equal to 50% of the lowest of: (i) the lowest trading price during the twenty trading days prior to the conversion, or (ii) the lowest trading price during the twenty trading days preceding the date of this note	40,000	40,000

Promissory note, dated December 20, 2017, bearing interest of 12% annually, payable on September 20, 2018, convertible to common stock at a discount of 50% of the lowest two traded prices of the common stock during the 25 trading days prior to the conversion date.	112,000	112,000

Promissory note, dated December 21, 2017, bearing interest of 12% annually, payable on September 30, 2018, convertible to common stock at a discount of 49% of the lowest two traded prices of the common stock during the 30 trading days prior to the conversion date.	28,000	28,000

Promissory note, dated February 8, 2018, bearing interest of 14% annually, payable on November 20, 2018, convertible to common stock at a discount of 49% of the lowest one traded price of the common stock during the 30 trading days prior to the conversion date.	28,000	-

Convertible notes before debt discount	401,900	369,900

Less debt discount	(245,463)	(324,121)

Total outstanding convertible notes payable	$156,437	45,779

(6)           Derivative Instruments

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, "Derivatives and Hedging," and determined that the convertible notes should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options.

The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the multi-nominal lattice pricing model to calculate the fair value as of March 31, 2018 and December 31, 2017. The multi-nominal lattice model requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The fair value of each convertible note and warrant is estimated using the multi-nominal lattice valuation model. The following weighted-average assumptions were used in March 31, 2018 and December 31, 2017:

	Three Months Ended	Year Ended
	March 31, 2018	December 31, 2017
Expected term	0.17- 0.72 years	0.4 - 0.96 years
Expected average volatility	284.3%	313.6%
Expected dividend yield	-	-
Risk-free interest rate	1.65 - 2.97%	1.28 -1.76%

The Company valued the conversion feature using the multi-nominal lattice valuation model. The fair value of the derivative liability for all the notes that became convertible as of March 31, 2018 amounted to $1,246,755. During the three months ended March 31, 2018, $245,463 of the value assigned to the derivative liability was recognized as a debt discount to the convertible notes and $511,237 was recorded as gain on change in fair value of derivative liability.

(7)             Equity

Common and Preferred Stock

The Company is authorized to issue 5,000,000,000 shares of common stock and 1,000,000 shares of preferred A, 10,000 shares of preferred A-2, 1,000,000 shares of preferred B and 1,000 shares of preferred C class.  The increase in authorized shares of common stock from 500,000,000 to 1,000,000,000 was approved by the shareholders and Board of Directors on September 27, 2017. The increase from 1,000,000,000 to 3,000,000,000 shares was effective December 12, 2017 and the increase from 3,000,000,000 to 5,000,000,000 shares was effective March 21, 2018.

During the three months ended March 31, 2018, the Company issued an aggregate of 605,000,000 shares of common stock for compensation of $2,185,000. During the three months ended March 31, 2017, the Company issued an aggregate of 565,000 shares of common stock for services resulting in an expense of $82,250.

During the three months ended March 31, 2018, the Company has not issued any shares of common stock for note nor interest conversion.  During the three months ended March 31, 2017 the Company issued 1,600,000 of common stock for the conversion of $80,000 of outstanding notes payable and 127,889 shares of common stock for interest.

There were no warrants exercised during the three months ended March 31, 2018. During the three months ended March 31, 2017, the Company issued 1,200,000 shares of common stock for the exercise of warrant.

During the three months ended March 31, 2018, the Company has not issued any shares of common stock for cash.  During the three months ended March 31, 2017, the Company issued 4,750,000 shares of common stock for cash of $237,500.

Warrants

The Company accounted for the issuance of Warrants in conjunction from the issuance of convertible notes as an equity instrument and recognized the warrants under the Black-Scholes valuation model based on the company's market share price on the grant date.

The below table summarizes warrant activity during the three months ended March 31, 2018:

	Number of Shares	Weighted- Average Exercise Price
Balances as of December 31, 2017	14,978	$0.15
Granted	-	-
Exercised	-	-
Forfeited	-	-
Balances as of March 31, 2018	14,978	$0.15

The fair value of each warrant on the date of grant is estimated using the Black-Scholes option valuation model. The following weighted-average assumptions were used for options granted during the three months ended March 31, 2018 and 2017:

	Three Months Ended
	March 31,
	2018	2017
Exercise price	$0.15	0.15
Expected term	1.13 – 2.48 years	3 years
Expected average volatility	297.55%	630.74
Expected dividend yield	-	-

The following table summarizes information relating to outstanding and exercisable warrants as of March 31, 2018:

Warrants Outstanding			Warrants Exercisable
Weighted Average
Number	Remaining Contractual	Weighted Average	Number	Weighted Average
of Shares	life (in years)	Exercise Price	of Shares	Exercise Price
14,978	1.96	$0.15	14,978	$0.15

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's stock exceeded the exercise price of the warrants at March 31, 2018, for those warrants for which the quoted market price was in excess of the exercise price ("in-the-money" warrants). As of March 31, 2018, the aggregate intrinsic value of warrants outstanding was $0 based on the closing market price of $0.0035 on March 31, 2018.

(8)          Related Party Transactions

During the three months ended March 31, 2018, the Company repaid $4,200 of promissory note dated September 30, 2017 to Wanda Witoslawski ( the Chief Financial Officer of the Company), leaving the balance outstanding of $3,200 as of March 31, 2018.

During the three months ended March 31, 2018, the Company repaid $6,500 of promissory note dated September 30, 2017 to Las Vegas Railway Express, Inc., leaving the balance outstanding of $148,498 as of March 31, 2018.

During the three months ended March 31, 2018, the Company added $6,200 to the promissory note dated September 30, 2017 to Allegheny Nevada Holdings Corporation (Michael A. Barron, the CEO and President of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation), leaving the balance outstanding of $59,900 as of March 31, 2018.

On May 1, 2018, the Company appointed John McPherson to its Board of Directors.

(9)          Subsequent Events

In May 2018, the Company issued 17,651,822 shares of common stock for note conversion of $20,000.

On May 15, 2018, the shareholders and Board of Directors approved the increase of authorized shares of common stock from 5,000,000,000 to 10,000,000,000 shares. The increase was effective on May 17, 2018.

X RAIL ENTERTAINMENT, INC.

Financial Statements

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
X Rail Entertainment, Inc.
9480 South Eastern Ave., Suite 205
Las Vegas, Nevada 89123
Opinion on the Financial Statements
We have audited the accompanying balance sheet of X Rail Entertainment, Inc., (the Company) as of December 31 2017, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has suffered recurring losses and has no operations which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Pinnacle Accountancy Group of Utah

We have served as the Company's auditor since January 2018.
Pinnacle Accountancy Group of Utah
Farmington, Utah
May 21, 2018

X RAIL ENTERTAINMENT, INC.
BALANCE SHEETS

	December 31,	December 31,
	2017	2016

Assets

Current assets
Cash	$56,983	$202,169
Deposits	235	-
Total current assets	57,218	202,169

Property and equipment, net of accumulated depreciation	125,000	833,160

Total assets	$182,218	$1,035,329

Liabilities and Stockholders' Equity (Deficit)

Current liabilities
Accounts payable	$44,117	$78,890
Accrued expenses	305,961	76,234
Unearned revenue	3,042	-
Notes payable to related parties	379,153	348,825
Current portion of convertible notes payable, net of debt discount	45,779	210,946
Derivative liability	1,787,063	-
Total current liabilities	2,565,115	714,895
Long-term portion of convertible debt, net of current portion	-	-
Total liabilities	2,565,115	714,895

Commitments and contingencies

Stockholders' equity (deficit)
Preferred stock, $0.00001 par value, 2,011,000 shares authorized, 98,800 and 98,798 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	1	1
Common stock, $0.00001 par value, 5,000,000,000 shares authorized, 590,244,905 and 208,353,303 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	5,903	2,084
Additional paid-in capital	12,962,732	8,284,510
Accumulated (deficit)	(15,351,533)	(7,966,161)
Total stockholders' equity (deficit)	(2,382,897)	320,434
Total liabilities and stockholders' equity (deficit)	$182,218	$1,035,329
See accompanying notes to financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	December 31,	December 31,
	2017	2016

Revenues	$52,354	$-
Cost of sales	(61,638)	-
Gross loss	(9,284)	-

Operating Expenses:
Compensation and payroll taxes	3,578,749	$1,912,125
Selling, general and administrative	374,970	243,784
Professional fees	899,983	265,335
Total expenses	4,853,702	2,421,244

Loss from operations	(4,862,986)	(2,421,244)

Other income (expense)
Interest expense	(1,185,989)	(146,225)
Derivative gain (expense)	(707,127)	-
Loss on disposition of assets	(629,270)	-
Total other income (expense)	(2,522,386)	(146,225)

Net income (loss) from operations before provision for income taxes	(7,385,372)	(2,567,469)
Provision for income taxes	-	-
Net income (loss)	$(7,385,372)	$(2,567,469)

Net income (loss) per share, basic and dilluted	(0.03)	(0.02)

Weghted average number of common shares outstanding, basic and dilluted	292,282,791	170,650,346

See accompanying notes to financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

					Additional
	Common Stock		Preferred Stock		Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance December 31, 2015	4,557,784	$46	98,798	$1	$5,835,346	$(5,398,691)	$436,702

Stock issued for employees compensation	16,791,611	168	-	-	1,185,243	-	1,185,411
Stock issued for notes conversion	200,000	2	-	-	4,998	-	5,000
Stock issued per Share Exchange Agreement	151,885,189	1,519	-	-	(1,519)	-	0
Stock issued for cash	33,894,719	339	-	-	738,772	-	739,111
Stock issued for services	1,024,000	10	-	-	71,670	-	71,680
Value of warrants allocated to notes	-	-	-	-	450,000	-	450,000
Net loss	-	-	-	-	-	(2,567,470)	(2,567,470)
Balance December 31, 2016	208,353,303	$2,084	98,798	$1	$8,284,510	$(7,966,161)	$320,434

Stock issued for services	16,460,000	165	-	-	279,985	-	280,150
Stock issued for notes and interest conversion	80,183,500	802	-	-	672,150	-	672,952
Stock issued for cash and warrants	17,178,800	172	-	-	498,768	-	498,940
Stock issued for compensation	265,000,000	2,650	4	-	3,047,350		3,050,000
Stock issued for warrant exercise	1,200,000	12	-	-	179,988	-	180,000
Stock issued for shares exchange	1,885,302	19	-	-	(19)		-
Stock cancelled	(16,000)	(0)	(2)	-	(0)	-	-
Net loss	-	-	-	-	-	(7,385,372)	(7,385,372)
Balance December 31, 2017	590,244,905	$5,903	98,800	$1	$12,962,732	$(15,351,533)	$(2,382,897)

See accompanying notes to financial statements

X RAIL ENTERTAINMENT, INC.
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Year ended	Year ended
	December 31,	December 31,
	2017	2016

Cash flows from operating activities
Net loss	$(7,385,372)	$(2,567,469)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount interest expense on notes payable	48,047	88,448
Common stock issued for services	280,150	-
Common stock issued for compensation	3,050,000	1,257,091
Derivative expense related to convertible note payable	1,069,322	-
Loss on change in fair value of derivative liability	707,127	-
Loss on impairment of assets	629,270	-
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	351,280	136,669
Unearned revenue	3,042	-

Deposits	(235)	-
Net cash used in operating activities	(1,247,369)	(1,085,261)

Cash flows from investing activities
Purchases of property and equipment	-	(83,160)
Net cash used in investing activities	-	(83,160)

Cash flows from financing activities
Proceeds from convertible notes payable	369,900	490,000
Repayments on related party notes payable	(30,328)	(183,576)
Proceeds from related party notes payable	83,672	-
Proceeds from stock purchases and warrants	498,940	739,109
Proceeds from exercise of warrant	180,000	-
Net cash provided by financing activities	1,102,184	1,045,533

Net change in cash	(145,186)	(122,888)
Cash, beginning of the period	202,169	325,057
Cash, end of the period	$56,983	$202,169

Supplemental disclosure of non-cash investing and financing transactions:
Conversion of notes payable and accrued interest to capital	672,952	5,000
Debt discount on convertible notes	372,168	450,000

See accompanying notes to financial statements

X RAIL ENTERTAINMENT, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 and 2016

(1)  Description of Business:

X Rail Entertainment, Inc. is a Nevada corporation, originally formed as a Utah corporation under the name State Cycle, Inc. on August 7, 1974. We moved the corporation to the state of Nevada and changed our name to X Rail Enterprises, Inc. on November 5, 2015, at which time our primary business changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services. Effective November 4, 2017, we changed our name to X Rail Entertainment, Inc.

X Rail Entertainment, Inc. is in the specialty passenger train business and has three operating divisions, The X Train, which will be an excursion railroad between metropolitan areas and resort/casino destinations, X Wine Railroads, which is a rail excursion from metropolitan areas to wine regions, and Club X Train, a riders membership club for X Train customers.

(2)  Summary of Significant Accounting Policies:

Basis of Financial Statement Presentation:

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Going Concern:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has net losses of $7,385,372 for the year ended December 31, 2017.  The Company also has an accumulated deficit of $15,351,533, and a negative working capital of $2,507,897 as of December 31, 2017, as well as outstanding convertible notes payable of $369,900, before debt discount of $324,121.  Management believes that it will need additional equity or debt financing to be able to implement its business plan.  Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company's ability to continue as a going concern.
Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability.  The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Revenue Recognition:

Revenues are recognized based on accrual accounting in accordance with generally accepted accounting principles (GAAP). The Company recognizes revenues when earned, regardless of the timing of cash receipts. The revenues are considered earned when the company has met its obligation to be entitled to the benefits represented by the revenue. All deposits or advance payments for future months are classified as unearned revenues and are recognized as revenue only when the revenue producing event has occurred.

Risks and Uncertainties:

The Company operates in an industry that is subject to intense competition and potential government regulations.  Significant changes in regulations and the inability of the Company to establish contracts with rail services providers could have a materially adverse impact on the Company's operations.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods.  Amounts could materially change in the future.

Cash and Cash Equivalents:

The Company considers all highly liquid holdings with maturities of three months or less at the time of purchase to be cash equivalents.

Property and Equipment:

Property and equipment are recorded at historical cost and depreciated on a straight-line basis over their estimated useful lives of approximately five years once the individual assets are placed in service.  The Company expenses all purchases of equipment with individual costs of under $500, and these amounts are not material to the financial statements. As of December 31, 2017, we recorded the rail cars on the balance sheet at $125,000 with no accumulated depreciation. The rail cars are currently not depreciated as they are not in service and not ready to run. The rail cars require substantial investment to retrofit. The Company expensed the carrying value of 10 rail cars as they were exchanged for unpaid storage charges. The amount written off was $629,270 as of December 31, 2017.

Long-Lived Assets:

In accordance with FASB ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.  The Company's management believes there has been no impairment of its long-lived assets during the years ended December 31, 2017, or 2016.  There can be no assurance, however, that market conditions will not change or demand for the Company's business model will continue.  Either of these could result in future impairment of long-lived assets.
Basic and Diluted Loss Per Share:

In accordance with FASB ASC 260, "Earnings Per Share," the basic loss per common share is computed by dividing the net loss available to common stockholders after preferred stock dividends, by the weighted average common shares outstanding during the period.  Diluted earnings per share reflect per share amounts that would have resulted if diluted potential common stock had been converted to common stock.  Common stock equivalents have not been included in the diluted earnings per share computation for the years ended December 31, 2017 and 2016 as the amounts are anti-dilutive.  As of December 31, 2017 and 2016, the Company had no outstanding options.  As of December 31, 2017 and 2016, the Company also had convertible debt that is convertible into 39,167,080 and 11,450,000 shares, respectively, of common stock which was excluded from the computation.  As of December 31, 2017 and 2016, the Company had 14,978,000 and 9,000,000 outstanding warrants, respectively, which were also excluded from the computation because they were anti-dilutive.

Income Taxes:

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits.  As of December 31, 2017, and December 31, 2016, the Company has not established a liability for uncertain tax positions.

Share Based Payment:

The Company issues stock, options and warrants as share-based compensation to employees and non-employees.

The Company accounts for its share-based compensation to employees in accordance FASB ASC 718.  Stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period.

The Company accounts for share-based compensation issued to non-employees and consultants in accordance with the provisions of FASB ASC 505-50 "Equity - Based Payments to Non-Employees." Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The final fair value of the share-based payment transaction is determined at the performance completion date. For interim periods, the fair value is estimated and the percentage of completion is applied to that estimate to determine the cumulative expense recorded.

Derivative Liabilities:

The Company has certain embedded conversion options in notes payable with elements that qualify as derivatives. The Company values these embedded conversion options in notes payable using the Black Scholes model.  The resulting liability is valued at each reporting date and the change in the liability is reflected as change in derivative liability in the statement of operations (see Note 7).

Fair Value of Financial Instruments:

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, notes payable and derivative liabilities.  Derivative liabilities are recorded at fair value.  The principal balance of notes payable approximates fair value because current interest rates and terms offered to the Company for similar debt are substantially the same.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;

Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3. Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

(3)  Property and Equipment:

Property and equipment consisted of the following as of December 31, 2017 and 2016:

	December 31,	December 31,
	2017	2016

Rail cars (not in service)	$125,000	$833,160
Less: accumulated depreciation	-	-

	$125,000	$833,160

(4)  Related Party Notes payable:

A summary of outstanding notes payable is as follows:

	December 31,	December 31,
	2017	2016

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	$49,910	$55,994

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	39,101	52,240

Promissory note, dated December 15, 2015, bearing interest at 10% annually, payable on demand	74,044	78,359

Promissory note, dated September 30, 2015, bearing no interest, payable on demand	154,998	162,232

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	53,700	-

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	7,400	-

	$ $ 379,153	$348,825

(5)  Convertible Notes Payable:

A description of outstanding convertible notes payable is as follows:

East Shore Equities LLC
On June 2, 2017, the Company entered into a convertible note agreement with East Shore Equities LLC for total principal borrowings of $19,100.  The amounts are due on June 2, 2018, and bear interest at a rate of 4% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 60% of the average of the lowest closing trading price during the 45 trading day period prior to the conversion election date. The unamortized portion of debt as of December 31, 2017 is $11,093 and the interest expense for the year ended December 31, 2017 is $445.

Cardio Infrared Technologies, Inc.
On September 30, 2017, the Company entered into a convertible note agreement with Cardio Infrared Technologies, Inc. for total principal borrowings of $49,800.  The amounts are due on demand, and bear interest at a rate of 10% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 65% of the average of the lowest trading price during the 20 trading day period prior to the conversion election date.  The balance of the note was $40,800 as of December 31, 2017 as $9,000s repaid during the year. The unamortized portion of debt as of December 31, 2017 is $10,284 and the interest expense for the year ended December 31, 2017 is $1,028.

Power Up Lending Group LTD
On November 1, 2017, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $45,000.  The amounts are due nine months after the issuance of the note on August 10, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 58% of the average of the lowest two closing trading prices during the 15 trading day period prior to the conversion election date.  The unamortized portion of debt as of December 31, 2017 is $9,579 and the interest expense for the year ended December 31, 2017 is $888.

EMA Financial, LLC
On November 27, 2017, we entered into a securities purchase agreement (the "November 2017 Purchase Agreement"), dated as of November 27, 2017 (the "Closing Date"), with EMA Financial, LLC (the "Investor") pursuant to which the Investor purchased an aggregate principal amount of $85,000 of Convertible Notes for an aggregate purchase price of $79,990 (the "November 2017 Notes"). The November 2017 Notes 12% original issue discount. Net proceeds from the sale of the November 2017 Notes were $76,500, which have been used for general corporate purposes.

The November 2017 Notes bear interest at a rate of 12.0% per annum, payable in arrears on the maturity date of November 27, 2018 (the "Maturity Date"). The November 2017 Notes are convertible into shares of Common Stock, as of the earlier of June 1, 2018 or the effectiveness of a registration statement to register the resale of the shares of Common Stock issuable upon conversion of the November 2017 Notes (the "Registration Statement"), at a conversion price equal to the lower of: (i) the closing sale price of the Common Stock on the Principal Market on the Trading Day immediately preceding the Closing Date, and (ii) 50% of either the lowest sale price for the Common Stock on the Principal Market during the twenty (20) consecutive Trading Days including and immediately preceding the Conversion Date, or the closing bid price, whichever is lower ("Conversion Date").

Until the end of May, 2018 (the "Prepayment Termination Date"), the Company has the right, exercisable on not less than five (5) trading days' prior written notice to the holder of the November 2017 Notes, to prepay the outstanding balance on the November 2017 Notes (principal and accrued interest), in full. On the date fixed for prepayment (the "Optional Prepayment Date"), the Company must make payment of the Optional Prepayment Amount or upon the order of the Holder as specified by the Holder in writing to the Borrower at least one (1) business day prior to the Optional Prepayment Date. If the Company exercises its right to prepay the November 2017 Note, the Company must pay Holder an amount in cash (the "Optional Prepayment Amount") equal to the Prepayment Factor (as defined below), multiplied by the sum of: (w) the then-outstanding principal amount of the November 2017 Note plus (x) accrued and unpaid interest on the unpaid principal amount of the November 2017 Note to the Optional Prepayment Date plus (y) default interest. For purposes hereof, the "Prepayment Factor" shall equal one hundred and fifty percent (150%), provided that such Prepayment factor shall equal one hundred and thirty five percent (135%) if the Optional Prepayment Date occurs on or before the date which is ninety (90) days following the Issue Date hereof.

In connection with the November 2017 Purchase Agreement, we entered into a registration rights agreement with the Investor (the "Registration Rights Agreement") pursuant to which we agreed to file the Registration Statement with the SEC on or before January 15, 2018, and to use our reasonable best efforts for to cause such Registration Statement to become effective prior to February 25, 2018. Upon certain failures of the Company to file or maintain effectiveness of the Registration Statement, including the failure to file the Registration Statement on or before January 15, 2018, then on such event date and each one-month anniversary of such event date, the Company shall pay to the Investor an amount as part of liquidated damages in cash equal to 1.5% of the aggregate purchase price paid by the Investor pursuant to the November 2017 Purchase Agreement for any unregistered registrable securities then held by the Investor, up to a maximum of 24% of the purchase price of the November 2017 Notes.

The November 2017 Notes contain certain negative covenants preventing the Company from undertaking certain actions without the consent of the Investor. The November 2017 Notes also contain certain events of default, including but not limited to the Company's failure to pay principal and interest, material defaults under the other transaction documents, material restatements of our financial statements, material defaults in other payment obligations, failure of the Company to comply with its reporting requirements with the SEC, bankruptcy or appointment of a receiver, the Company's failure to deliver certificates representing the shares of Common Stock after a conversion, the entry of judgments in excess of $50,000 against the Company, failure to maintain a listing for our Common Stock on NASDAQ, OTCQX, NYSE, AMEX or an equivalent exchange, cessation of operations,. Any amount of principal or interest on the November 2017 Notes which is not paid when due shall bear interest at the default rate of 24% per annum.

In the case of certain defaults, including the failure to pay principal and interest when due at the maturity date, we are required to pay a "Default Sum" equal to the outstanding principal amount of the November 2017 Notes, plus accrued and unpaid interest on the principal amount of the November 2017 Notes, plus default interest (if any), plus any other amounts owed to the Investor. In the case of a default due to failure to deliver conversion shares, we may be required to pay twice the Default Sum. In the case of certain other defaults, including without limitation the failure to pay principal and interest when due after acceleration of the November 2017 Notes, we may be required to pay the greater of 150% of the Default Sum or the "parity value" of the Default Sum to be prepaid. For these purposes, the parity value means (a) the highest number of shares of Common Stock issuable upon conversion of or otherwise pursuant to such Default Sum, treating the trading day immediately preceding the mandatory prepayment date as the "conversion date" for purposes of determining the lowest applicable conversion price (unless the default arises as a result of a breach in respect of a specific conversion date, in which case such conversion date shall be the "conversion date"), multiplied by (b) the highest closing price for the Common Stock during the period beginning on the date of first occurrence of the event of default and ending one day prior to the mandatory prepayment date.

The unamortized portion of debt as of December 31, 2017 is $7,918 and the interest expense for the year ended December 31, 2017 is $950.

Adar Bays, LLC
On December 18, 2017, the Company entered into a security purchase agreement with ADAR Bays, LLC providing for total borrowings of $120,000, with the first note being of $40,000 and the second and third notes being in the total amount of $80,000.  Interest on the note equals 12% of the total principal balance. The Company received payment of $38,000 on December 19, 2017, which represents the total amount outstanding as of September 30, 2017.  The convertible note matures 12 months after the issuance, at which point the outstanding principal and interest is due. The outstanding amounts are convertible into shares of common stock at a conversion rate equal to 50% of the lowest of: (i) the lowest trading price during the twenty trading days prior to the conversion, or (ii) the lowest trading price during the twenty trading days preceding the date of this Agreement. The unamortized portion of debt as of December 31, 2017 is $1,425 and the interest expense for the year ended December 31, 2017 is $171.

Auctus Fund, LLC
On December 20, 2017, the Company entered into a convertible note agreement with Auctus Fund, LLC for total principal borrowings of $112,000.  The amounts are due nine months after the issuance of the note on September 20, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 50% of the lowest closing trading price during the 25 trading day period prior to the conversion election date.  The unamortized portion of debt as of December 31, 2017 is $4,496 and the interest expense for the year ended December 31, 2017 is $405.

Power Up Lending Group LTD
On December 21, 2017, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $28,000.  The amounts are due nine months after the issuance of the note on September 30, 2018, and bear interest at a rate of 12% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 51% of the lowest closing trading price during the 30 trading day period prior to the conversion election date.  The unamortized portion of debt as of December 31, 2017 is $989 and the interest expense for the year ended December 31, 2017 is $91.

The following summarizes the book value of the convertible notes payable outstanding as of December 31, 2017 and December 31, 2016:

	December 31,	December 31,
	2017	2016

Promissory note, dated April 30, 2008, bearing interest at 10% annually, payable on demand, convertible to shares of common stock at $.05 per share	$-	$82,500

Promissory note, dated May 12, 2016, bearing interest at 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	60,000

Promissory note, dated May 19, 2016, bearing interest at 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	20,000

Promissory note, dated May 20, 2016, bearing interest at 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	20,000

Promissory note, dated May 31, 2016, bearing interest at 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	40,000

Promissory note, dated June 3, 2016, bearing interest at 10% annually, payable within a year, convertible to shares of common stock at $.05 per share	-	350,000

Promissory note, dated June 2, 2017, bearing interest of 4% annually, payable within a year, convertible to common stock at a discount of 40% of the lowest traded price of the common stock during 45 trading daysprior the conversion date.	19,100	-

Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand, convertible to common stock at the discount of 35% of the lowest traded price of the common stock during 20 trading days prior conversion	40,800

Promissory note, dated November 1, 2017, bearing interest of 12% annually, payable on August 10, 2018, convertible to common stock at a discount of 42% of the lowest two traded prices of the common stock during the 15 trading days prior the conversion date.	45,000	-

Promissory note, dated November 27, 2017, with principal amount of $85,000 and aggregate puchase price of $79,900, bearing interest of 12% annually, payable within a year, convertible to common stock at the conversion price equal to the lower of (i) the closing sale price of the common stock on the principal market on the trading day immediately preceding the closing date, and (ii) 50% of either the lowest sale price for the common stock during the 20 consecutive trading days including and immediately preceding the conversion date	85,000	-

Promissory note, dated December 18, 2017, bearing interest of 12% annually, payable within a year convertible at a conversion rate equal to 50% of the lowest of: (i) the lowest trading price during the twenty trading days prior to the conversion, or (ii) the lowest trading price during the twenty trading days preceding the date of this note	40,000	-

Promissory note, dated December 20, 2017, bearing interest of 12% annually, payable on September 20, 2018, convertible to common stock at a discount of 50% of the lowest two traded prices of the common stock during the 25 trading days prior the conversion date.	112,000	-

Promissory note, dated December 21, 2017, bearing interest of 12% annually, payable on September 30, 2018, convertible to common stock at a discount of 49% of the lowest two traded prices of the common stock during the 30 trading days prior the conversion date.	28,000	-

Convertible notes before debt discount	369,900	572,500

Less debt discount	(324,121)	(361,554)

Total outstanding convertible notes payable	$45,779	210,946

All convertible notes outstanding as of December 31, 2016, have been converted into shares of common stock by December 31, 2017.

(6)  Commitments and Contingencies:

Operating Leases

The Company leases its facilities under a rental agreement that expires on February 28, 2019.  The rental agreement includes common area maintenance, property taxes and insurance.

Future annual minimum payments under these operating leases are as follows:

Years ended

December 31, 2018	67,704
December 31, 2019	11,284
Total	$78,988

Rental expense under operating leases for the years ended December 31, 2017 and 2016 was $52,954 and $56,795, respectively.

Litigation

We are not party to any material legal proceedings.

(7)  Derivative Instruments:

The Company has certain notes payable with elements that qualify as derivatives. The notes payable had a variable conversion feature that similarly prevented the calculation of the number of shares into which they were convertible.

The derivative liability, as it relates to the different instruments, is shown in the following table:

Year Ended December 31, 2017
Conversion Feature
of
Notes Payable

Beginning balance, January 1	$-
Additional issuances	1,079,942
Exercised/converted	-
Reclassification to equity	-
Change in value of derivative liability	707,121
Ending balance, December 31	$1,787,063

The derivative liability was valued using the Black-Scholes method with the following inputs:

	Year Ended	Year Ended
	December 31, 2017	December 31, 2016

Expected life in years	0.4 - 0.96 years	N/A
Stock price volatility	283.6% - 343.6%	N/A
Discount rate	0.12%	N/A
Expected dividends	None	N/A
Forfeiture rate	0%	0%

(8)  Equity:

Common Stock

The Company is authorized to issue 5,000,000,000 shares of common stock and 1,000,000 shares of preferred A, 10,000 shares of preferred A-2, 1,000,000 shares of preferred B and 1,000 shares of preferred C class.  The increase in authorized shares of common stock from 500,000,000 to 1,000,000,000 was approved by the shareholders and Board of Directors on September 27, 2017. The increase from 1,000,000,000 to 3,000,000,000 shares was effective December 12, 2017 and the increase from 3,000,000,000 to 5,000,000,000 shares was effective March 21, 2018.

 On November 20, 2016, the Company effected a reverse stock split, on a 1000 to 1 basis, which has been retroactively applied to the financial statements to the earliest period presented.

Holders of the Company's common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of common stock do not have cumulative voting rights. Therefore, holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of the Company's common stock representing a majority of the voting power of the Company's capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of the Company's outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the Company's certificate of incorporation.

Holders of the Company's common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock. The Company's common stock has no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to the Company's common stock.

During the year ended December 31, 2017, the Company issued an aggregate of 80,183,500 shares of common stock for the conversion of $672,952 of convertible notes and associated interest at the rate of $0.01 per share. During the year ended December 31, 2016, the Company issued an aggregate of 200,000 shares of common stock for the conversion of $5,000 in convertible notes payable.

During the year ended December 31, 2017, the Company issued 265,000,000 shares of common stock as employee and directors' compensation for a total of $3,050,000. During the year ended December 31, 2016, the Company issued an aggregate of 16,791,611 shares of common stock as directors' and employee compensation for a total of $1,135,411 in compensation.

During the years ended December 31, 2017 and 2016, the Company issued 1,200,000 and 0 shares of common stock, respectively, for the exercise of warrants.

During the year ended December 31, 2017, the Company issued an aggregate 17,178,800 shares of common stock for total proceeds of $498,940. During the year ended December 31, 2016, the Company sold an aggregate total of 33,894,719 shares of common stock for total proceeds of $739,111.

During the year ended December 31, 2017 and 2016, the Company issued 16,460,000 and 1,204,000 shares of common stock for the services, respectively.

During the year ended December 31, 2017 and 2016, the Company issued 1,885,302 and 151,885,189 shares of common stock for share exchange with certain shareholders of Las Vegas Railway Express, Inc. (LVRE), respectively, as additional consideration for the aqusition of certain rights and intangible asstes, rail cars and other assets. The assets acquired were valued at historical cost to Las Vegas Railway Express, Inc., as a non-cash transaction between related parties.

Warrants

During the year ended December 31, 2017, the Company issued 7,178,000 shares of common stock valued at $128,486 in warrants which were issued in connection with stock purchase agreements and included in proceeds from issuance common shares and warrants. During the year ended December 31, 2016, the Company issued 9,000,000 warrants in connection with the convertible notes issued during the period.  .

The following summarizes the Company's warrant activity during the years ended December 31, 2017 and 2016:

Warrants
Outstanding - December 31, 2015	-

Granted	9,000,000
Exercised	-
Cancelled	-
Outstanding - December 31, 2016	9,000,000

Granted	7,178,000
Exercised	(1,200,000)
Cancelled	-
Outstanding - December 31, 2017	14,978,000

Variables	Values
Exercise Price	$0.15
Risk Free Rate	.92% to 1.07%
Discount rate	0.25%
Volatility	580.29% - 669.15%

 (9)  Share Based Compensation:

Employment Agreements

The Company has an employment agreement with Michael Barron, the CEO of the Company, which provides for an annual salary of $250,000.   His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets.  Mr. Barron's employment agreement commenced as of December 15, 2017.

The Company has an employment agreement with Wanda Witoslawski which requires her to perform the duties of Chief Financial Officer and Treasurer of the Company for the duration of the employment agreement.  During the term of this Agreement, the Company agrees to pay Ms. Witoslawski a base salary at the rate of $225,000 per year.   Her employment agreement provides that if we terminate her without cause, she is entitled to receive a lump sum payment equal to twice her annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets.  Mrs. Witoslawski's employment agreement commenced as of December 15, 2017.

The Company has an employment agreement with Joseph Cosio-Barron, the President of the Company, which provides for an annual salary of $200,000.  His employment agreement provides that if we terminate him without cause, he is entitled to receive a lump sum payment equal to twice his annual salary plus the present value of a performance bonus computed on the basis that we achieve all of our performance targets.  Mr. Cosio-Barron's employment agreement commenced as of December 15, 2017.

(10)  Income Taxes:

The Company accounts for income taxes under FASB ASC 740 "Income Taxes."  Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.  The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has been provided because the Company believes it is more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the "Reform Act") was signed into law by President Trump. The Tax Reform Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S. corporate tax rate from 35% to 21% effective January 1, 2018. U.S. GAAP requires that the impact of tax legislation be recognized in the period in which the law was enacted.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2017 and 2016, the Company has not established a liability for uncertain tax positions.

Any uncertain tax positions would be related to tax years that remain open and subject to examination by the relevant tax authorities.  The Company has no liabilities related to uncertain tax positions or unrecognized benefits as of the year end December 31, 2017 or 2016.  The Company has not accrued for interest or penalties associated with unrecognized tax liabilities.

As of December 31, 2017, the Company had  net operating loss carry forwards of approximately $6.4 million, which may be available to offset future taxable income for tax purposes.  This carry forward may be limited upon the ownership change under IRC Section 382.

The Components of the deferred tax asset at December 31, 2017 and 2016 are as follows:
	2017	2016
Net operating loss carry forward	$1,346,000	$870,000
Derivative expense	375,000	-
Total	1,721,000	870,000
Valuation allowance	(1,721,000)	(870,000)
Total Deferred tax asset	$0	$0

A reconciliation of the effective Federal tax expense to the amount derived by applying the  Federal statutory rates to pretax loss for 2017:
Pretax loss at Federal Statutory rate of 35%	$2,585,000
Non-deductible differences (stock-based compensation)	(1,166,000)
Change in valuation allowance	(851,000)
Effect of change in federal tax rates due to newly enacted tax statues	(568,000)
Net tax expense (benefit)	$0

A reconciliation of the effective Federal tax expense to the amount derived by applying the Federal Statutory rate to pretax loss for 2016:

Pretax loss at Federal Statutory rate of 35%	$899,000
Non-deductible differences (stock based compensation)	(439,000)
Change in valuation allowance	(277,000)
Effect of change in federal tax rates due to newly enacted statutes	(183,000)
Net income tax expense (benefit)	$0

The following tax years are open for examination by the Internal Revenue Service: 2015-2017.

(11)  Related-Party Transactions:

Michael A. Barron, the CEO of the Company, is a 100% owner and President of Allegheny Nevada Holdings Corporation, "Allegheny".  The Company was indebted to Allegheny by certain promissory notes with 10% monthly interest.   As of December 31, 2017, the balance of the note dated December 15, 2015 was $39,101 and the note dated September 30, 2017 was $53,700.

Dianne David, the Company's Director -Sales, is the spouse of the CEO, Michael A. Barron and as of December 15, 2015 holds a promissory note with 10% monthly interest and as of December 31, 2017 the principal balance is $74,044.

Wanda Witoslawski, the CFO of the Company, holds a promissory note dated December 15, 2015 of $49,910 and promissory note dated September 30, 2017 of $18,400. The balances as of December 31, 2017 are $49,910 and $7,400, respectively.

Las Vegas Railway Express, Inc. holds promissory note with no interest, payable on demand. Balance as of December 31, 2017 was $154,998.

(12)  Subsequent Events

We entered into the SPA with GPL on January 5, 2018. Pursuant to the SPA, GPL committed to purchase up to $50,000,000 worth of our common stock, over a period of time terminating on the earlier of: (i) 24 months from the date of the agreement; (ii) the date on which GPL has purchase shares of our common stock pursuant to the SPA for an aggregate maximum purchase price of $50,000,000.  We may draw on this facility from time to time, as and when we determine appropriate in accordance with the terms and conditions of the SPA. The purchase price to be paid by GPL will be 75% of the Market Price of our common stock.  We will be entitled to put to GPL on each put date such number of shares of common stock as equals 200% of the average of the dollar volume on the principal trading exchange for our common stock for the 10 trading days preceding the put date; provided that the number of shares to be purchased by GPL shall not exceed the number of such shares that, when added to the number of shares of our common stock then beneficially owned by GPL, would exceed 4.99% of the number of shares of our common stock outstanding.  The SPA provides for payment to us of the price for the shares delivered to GPL within one business day of electronic delivery of the shares. There are put restrictions applied on days between the put notice date and the closing date with respect to that particular put.

On January 11, 2018, the Company issued 5,000,000 shares of common stock for compensation.

On January 12, 2018, the Company filed an S-1 Registration to register 412,538,466 shares of common stock for future conversions.

On February 8, 2018, the Company entered into a convertible note agreement with Power Up Lending Group LTD for total principal borrowings of $28,000.  The amounts are due nine months after the issuance of the note on November 20, 2018, and bear interest at a rate of 14% per annum.  At the option of the debt holder, beginning 180 days after the issuance of the note, the debt holder may convert the outstanding balance of the Note into shares of the Company's common stock at a conversion rate equal to 51% of the lowest closing trading price during the 30 trading day period prior to the conversion election date.

On March 21, 2018, the Company increased its authorized common stock from 3,000,000,000 to 5,000,000,000 shares.

On March 29, 2018, the Company issued 600,000,000 shares of common stock to employees and directors of the Board for compensation.

(13) Restatement of Consolidated Financial Statements
On April 2, 2018, the Company was notified by our independent auditors that their opinion was inadvertently filed without their consent the statement of cash flow was incorrectly stated for the period ending December 31, 2017. The Company concluded that in addition the Company's previously filed financial statements for December 31, 2017, should no longer be relied upon. As such, the Company is restating in this Annual Report its financial statements for December 31, 2017.
Impact of the Restatement – December 31, 2017
Year Ended December 31, 2017
	As Previously
	Reported	Adjustment	As Restated
	Statement of Cash Flow
Cash flows from operating activities
Net loss	$(7,385,372)	$-	$(7,385,372)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount interest expense on notes payable	37,433	(10,614)	48,047
Conversion of notes payable and accrued interest to capital	672,952	672,952	-
Common stock issued for services	280,150	-	280,150
Common stock issued for compensation	3,050,000	-	3,050,000
Derivative expense related to convertible note payable	1,787,063	717,741	1,069,322
Loss on change in fair value of derivative liability	-	(707,127)	707,127
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	273,844	(77,436)	351,280
Unearned revenue	3,042	-	3,042
Loss on impairment of assets	629,270	-	629,270
Deposits	(235.00)	-	(235)
Net cash used in operating activities	(651,853)	595,516	(1,247,369)

Cash flows from investing activities
Purchases of property and equipment	-	-	-
Net cash used in investing activities	-	-	-

Cash flows from financing activities
Repayments on convertible notes payable	(572,500)	(572,500)	-
Proceeds from convertible notes payable	369,900	-	369,900
Repayments on related party notes payable	(53,344)	(23,016)	(30,328)
Proceeds from related party notes payable	83,672	-	83,672
Proceeds from stock and warrant purchases	498,940	-	498,940
Proceeds from exercise of warrant	180,000	-	180,000
Net cash provided by financing activities	506,668	(595,516)	1,102,184

Net change in cash	(145,186)	-	(145,186)
Cash, beginning of the period	202,169	-	202,169
Cash, end of the period	$56,983	-	$56,983

Supplemental disclosure of cash flow information:
Income taxes paid	$-	-	$-

Supplemental disclosure of non-cash investing and financing transactions:
Conversion of related party debt to capital	$-	-	$-
Conversion of notes payable and accrued interest to capital	672,952	-	672,952
Debt discount on convertible notes	324,121	(48,047)	372,168

X RAIL ENTERTAINMENT, INC.

689,754,888 SHARES OF COMMON STOCK

OFFERED BY THE COMPANY

The Date of This Prospectus is August 8, 2018

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

We will pay all expenses in connection with the registration and sale of the common stock.  The estimated expenses of issuance and distribution are set forth below.

SEC filing fee		$17.25
Legal expenses	$	*
Accounting expenses	$	*
Miscellaneous	$	*
Total	$	*

* To be filed by amendment.

Item 14.   Indemnification of Directors and Officers.

Neither our Articles of Incorporation nor Bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statute ("NRS"). NRS Section 78.7502 provides that a corporation shall indemnify any director, officer, employee or agent of a corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with any the defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed hereby in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15.   Recent Sales of Unregistered Securities.

During the 3 months ended March 31, 2018, the Company issued total of 605,000,000 shares of common stock as follows:

•	605,000,000 shares of common stock to management for compensation

During the 3 months ended December 31, 2017, the Company issued total of 344,018,744 shares of common stock as follows:

•	245,000,000 shares of common stock to management for compensation
•	5,558,800 shares of common stock for cash of $77,940
•	15,000,000 shares of common stock for consulting services
•	4,333 shares of common stock for share exchange
•	20,000,000 shares of common stock to directors of the board for compensation
•	58,455,611 shares of common stock for conversion of promissory notes of $490,500 and corresponding interest of $94,056

During the 3 months ended September 30, 2017, the Company issued shares of its common stock as follows:

•	20,000,000 shares issued to convertible promissory notes holder for conversion of $2,000 of outstanding note payable.
•	175,750 shares issued for share exchange.
•	4,450,000 shares issued to investors for purchasing stock of $62,500.

During the nine months ended September 30, 2017, the Company issued an aggregate of 21,727,889 shares of common stock for the conversion of $88,395 in convertible notes payable and accrued interest, 1,460,000 shares of common stock as payment for services resulting in total expense of $130,000, 1,200,000 shares of common stock for the exercise of warrants, 11,620,000 shares of common stock for cash of $421,000.

During the nine months ended September 30, 2017, the Company issued 1,880,969 shares of common stock for share exchange with certain shareholders of Las Vegas Railway Express, Inc. (LVRE).

During the nine months ended September 30, 2017, the Company cancelled 2 shares of preferred stock series A-2 issued to Michael Barron and issued to him 4 shares of preferred stock series C. Each share of preferred stock series C is not convertible into common stock shares. Total aggregate issued shares of series C preferred stock, at any given time, have voting rights equal to four times the sum of  the total number of shares of common stock  and total number of shares of preferred stock series A, A-2 and B which are issued and outstanding at the time of voting

During the nine months ended September 30, 2017, the Company issued an aggregate of 7,178,000 warrants in connection with the stock purchases during the period.

Effective March 14, 2017, the Company issued 4 shares of preferred stock series C stock to Michael Barron in exchange for the return for cancellation of 2 shares of the Company's Series A-2 Preferred Stock.

During the quarter ended March 31, 2016, the Company issued 142,849,071 shares of common stock pursuant to share exchange agreement to shareholders of Las Vegas Railway Express, Inc., 16,791,611 shares of common stock as compensation and 20,394,719 shares of common stock for a purchase price of $0.05 per share.

During the quarter ended June 30, 2016, the Company issued 8,964,848 shares of common stock pursuant to share exchange agreements to the shareholders of Las Vegas Railway Express, Inc.

On November 27, 2016, the Company issued an aggregate of 1,024,000 shares of common stock for consulting services as follows: 50,000 shares to Brian Smith, 164,000 shares to Norman E. Schwartz for consulting services, 160,000 shares to Robert A. Schaefer for consulting services, 350,000 shares to Saml Partners for consulting services, and 300,000 shares to Bradley S. O'Leary for consulting services.

During the quarter ended September 30, 2016, the Company issued 71,270 shares of common stock pursuant to share exchange agreements to shareholders of Las Vegas Railway Express, Inc., 200,000 shares of common stock upon conversion of a note, and 3,500,000 shares of common stock for a purchase price of $0.05.

During the quarter ended December 31, 2016, the Company issued 10,000,000 shares of common stock for a purchase price of $0.05 per share.

During the year ended December 31, 2015, the Company issued an aggregate of 4,000,900 shares of common stock as compensation.

In connection with the foregoing, we relied upon the exemption from registration provided under Section 4(a)(2) of the Securities Act for transactions not involving a public offering.

Item 16.   Exhibits.

Exhibit Number	Description

3.1	Articles of Incorporation of the Company (Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

3.2	Certificate of Amendment to Articles of Incorporation ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

3.3	Bylaws of the Company ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

5.1	Opinion of Frederick C. Bauman, Attorney *

10.1	License Agreement between the Company and Las Vegas Railway Express, Inc. ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

10.2	Letter agreement between the Company and BGR Government Affairs, LLC ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

10.3	Form of Share Exchange Agreement between the Company and shareholder of Las Vegas Railway Express, Inc. ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

21	Subsidiaries ((Incorporated by Reference to Registration Statement on Form S-1 filed June 14, 2017)

23.1	Consent of Pinnacle Accountancy Group of Utah*

23.2	Consent of Frederick C. Bauman, Attorney *

24	Power of attorney (previously filed))

* Filed herewith.
** To be filed by amendment.

Item 17.   Undertakings.

1.      The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)     To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (B)(1)(i) and (B)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

2.      The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.      The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

4.      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.      The undersigned registrant hereby undertakes that, for the purposes of determining liability to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

6.      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the undersigned registrant according the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Las Vegas, State of Nevada, on  August 8, 2018.

X RAIL ENTERTAINMENT, INC.

By:	/s/Michael Barron
Michael Barron
Its:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Barron	August 8, 2018
Michael Barron
Chief Executive Officer and Director (Principal Executive Officer)

/s/Wanda Witoslawski	August 8, 2018
Wanda Witoslawski Chief Financial Officer (Principal Financial and Accounting Officer)

/s/Hualiang Teng	August 8, 2018
Hualiang Teng Director

/s/Louis Schillinger	August 8, 2018
Louis Schillinger Director

/s/Don Adams	August 8, 2018
Don Adams
Director

/s/John McPherson	August 8, 2018
John McPherson Director